QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 25, 2004

Registration No. 333-112449

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
STRAYER EDUCATION, INC.
(Exact name of registrant as specified in its charter)

1100 Wilson Blvd., Suite 2500
Arlington, VA 22209

Maryland	(703) 247-2500	52-1975978

(State or Other Jurisdiction of Incorporation or Organization)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(I.R.S. Employer Identification No.)

Steven A. McArthur, Esq.
Senior Vice President and General Counsel
Strayer Education, Inc.
1100 Wilson Blvd., Suite 2500
Arlington, VA 22209
(703) 247-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)
 with copies to:

Peter J. Hanlon, Esq. Jeffrey S. Hochman, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	John R. Sagan, Esq. Michael L. Hermsen, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, IL 60603 (312) 782-0600

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock, par value $.01 per share	3,450,000 shares	$112.69	$388,780,500	$49,259 (3)

(1)
Includes an aggregate of 450,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)
Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low reported sale prices of the common stock on The Nasdaq National Market on January 30, 2004.

(3)
Previously paid.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2004

3,000,000 Shares

Common Stock

        The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders.

        Our common stock is traded on The Nasdaq National Market under the symbol "STRA." On February 25, 2004, the last reported sale price of our common stock was $106.70 per share.

        The underwriters have an option to purchase a maximum of 450,000 additional shares from certain of the selling stockholders to cover any over-allotments of shares of common stock.

        Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about              , 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Banc of America Securities LLC	JPMorgan
Legg Mason Wood Walker Incorporated	Lehman Brothers	Thomas Weisel Partners LLC

The date of this prospectus is              , 2004.

Strayer University
Locations and Approvals
 (number of existing campuses in parentheses)

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Information contained on our websites does not constitute part of this document.

PROSPECTUS SUMMARY

        The following is a brief summary of the information that is included in this prospectus or incorporated by reference in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and reports included or incorporated by reference in this prospectus, before making an investment decision. The terms "Strayer," "we," "us" and "our" as used in this prospectus refer to Strayer Education, Inc. and its subsidiaries as a combined entity, except where the context indicates that such term means only Strayer Education, Inc. The terms "Strayer University" and the "University" refer to Strayer University, Inc. The information in this prospectus assumes that the underwriters' over-allotment option to purchase a maximum of 450,000 additional shares is not exercised.

Company Summary

        Our company is a for-profit post-secondary education services company. Our mission is to make high quality, post-secondary education achievable and convenient for working adults in today's economy. We work to fulfill this mission by offering a variety of academic programs through Strayer University, both in traditional classroom courses and through Strayer University Online. Strayer University prides itself on making post-secondary education accessible to working adults who missed or were previously unable to take advantage of higher education opportunities.

        Founded in 1892, Strayer University is an institution of higher learning that offers undergraduate and graduate degree programs in business administration, accounting, information technology, education and public administration at 27 physical campuses in Pennsylvania, Maryland, Washington, D.C., Virginia, North Carolina, South Carolina and Tennessee. As of December 31, 2003, we had more than 20,000 students enrolled in our programs. Strayer University is accredited by the Middle States Commission on Higher Education, one of the six regional collegiate accrediting agencies recognized by the U.S. Secretary of Education. Strayer University is committed to providing an education that prepares working adult students for advancement in their careers and professional lives. It attracts students from around the country and throughout the world. As part of its program offering, the University also offers classes via the internet through Strayer University Online, providing its working adult students a more flexible and convenient program offering and allowing students worldwide to take advantage of Strayer University's programs.

        We have experienced significant organic growth through new campus openings and geographic expansion over the last several years. Since our initial public offering in 1996, we have grown from eight campuses in one state and Washington, D.C. to 27 campuses in six states and Washington, D.C., with 13 of our campuses opened since the beginning of 2001. At the same time, we have developed a robust online education program. Since receiving regulatory approval to offer our degree programs through Strayer University Online in 1997, we have experienced rapid growth, with 10,615 students enrolled in at least one class through Strayer University Online during the 2003 fall term.

        In connection with our recapitalization in May 2001, we hired a new senior management team, made significant investments in information technology infrastructure to support planned growth in our online programs, and embarked on a diligent program to open new campuses. As a result of these efforts, between 2000 and 2003 the rate of growth in our revenues increased to 23% on a compound annual basis, as our revenues increased from $78.2 million in 2000 to $147.0 million in 2003. During the same period, diluted earnings per share grew at a compound annual rate of 17%, as we continued to invest heavily in our growth initiatives.

Industry Background And Outlook

        The market for post-secondary education is large, growing and highly fragmented. The U.S. Bureau of Labor Statistics reports that approximately 60 million working adults in the United States do not have higher than a high school education. We believe that the demand for career-oriented, post-secondary education will increase during the next several years as a result of several economic, demographic and social trends, including (1) an increase in demand by employers for skilled workers, and (2) the significant income premium attributable to post-secondary education.

        The adult education market is a significant and growing component of the post-secondary education market. We expect that the number of adults (persons 25 years and older) enrolled in post-secondary education will increase significantly. We believe that this increase is primarily attributable to a growing number of adults seeking to update and improve their skills in order to enhance their earnings potential and to keep pace with the increasing demands of a knowledge-based economy. In addition, we believe that many working adults will seek accredited degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional, family and personal obligations.

Company Strengths

        We have a 112-year operating history and a track record of providing education programs for working adults. We believe the following strengths position us to capitalize on the growing demand for post-secondary education among working adults:

  •
  Consistent operating history. We have been in continuous operation since 1892 and have demonstrated an ability to grow consistently and profitably. Our enrollments and revenues have grown each year since our initial public offering in 1996.

  •
  Practical curricula. We offer core curricula in stable, high demand areas of education. In order to keep pace with a changing knowledge-based economy, we constantly strive to meet the evolving needs of our students and their employers by regularly refining and updating our existing educational programs.

  •
  Focus on working adults pursuing degree programs. We focus on helping working adults pursue college degrees in order to advance their career and employment opportunities. We believe this is an attractive market within the post-secondary education sector due to (1) the growing number of adult students enrolling in post-secondary education programs and (2) the highly motivated nature of adult students given the personal sacrifices and time commitments required to attend class while balancing their busy schedules. In addition, we believe that our focus on associate, bachelor's and graduate-level degree programs results in extended periods of student enrollment and improves the visibility and predictability of our future revenues. Approximately 94% of our students were enrolled in degree programs for the 2003 fall term.

  •
  Flexible program offerings. We maintain flexible quarterly programs that allow working adult students to attend classes and complete coursework on a convenient evening and weekend schedule throughout the calendar year. Additionally, we developed Strayer University Online to enable students to pursue a degree entirely online, thereby increasing the accessibility and flexibility of our high quality educational content.

  •
  Attractive and convenient campus locations. Our campuses are located in growing metropolitan areas in the mid-Atlantic and Southern regions where there are large populations of working adults. The campuses are attractive and modern, offering conducive learning environments in convenient locations.

  •
  Established brand name and alumni support. With a 112-year operating history, Strayer University is an established brand name in post-secondary adult learning, and our students and graduates work throughout corporate America. Our extensive alumni network and support system fosters additional recruitment opportunities and assists students with job placement and career advancement.

  •
  Strong owner-oriented management team. In connection with our May 2001 recapitalization, we developed a new growth strategy and hired a new senior management team in March of 2001 to implement this strategy. As described below, under the leadership of Robert S. Silberman, our Chairman and Chief Executive Officer, we have embarked on various initiatives to increase enrollment and expand our campuses. In addition, all of our senior officers have made investments in Strayer through outright share purchases in addition to their option grants.

Company Strategy

        Our goal is to be a leading provider of high quality post-secondary education programs for working adults in the primary areas of business administration, accounting and information technology. We have identified the following factors as key to executing our growth strategy:

  •
  Maintain stable enrollment in our mature markets. At December 31, 2003, we had 14 mature campuses (those in operation for more than three years). Over the last five years, average enrollment at our mature campuses has remained stable, while tuition has increased approximately 5% per year. Our goal is to maintain stable campus enrollments in our mature markets, while increasing revenues through continuing market-based tuition increases.

  •
  Open new campuses. Our goal is to open new campuses every year with five new campuses planned for 2004. Our objective is to ultimately be a nationwide university. We expect to expand our presence to capitalize on opportunities in geographic areas adjacent to our existing states of operation and elsewhere that exhibit strong enrollment potential. We opened three campuses in each of 2001 and 2002, and five campuses in 2003. Our new campuses typically have turned profitable after five to six quarters of operation. In 2004, we have opened two new campuses for spring term enrollment—one in Greenville, South Carolina and one in Memphis, Tennessee, our second one there. In addition, two campuses are planned for Atlanta, Georgia and another one in a state where we currently have a campus.

  •
  Expand Strayer University Online. We actively market Strayer University Online to U.S. students throughout all 50 states and to international students on a global basis. Strayer University Online has demonstrated success at offering courses that are favored by working adult students because of their quality and convenience. Enrollment at Strayer University Online has grown at a greater than 80% compounded annual growth rate since its inception in 1997. Enrollment in markets outside of commuting distance to a Strayer University physical campus has grown at a greater than 50% compounded annual growth rate in this period.

  •
  Develop corporate/institutional alliances. We believe we are well positioned to pursue significant opportunities in the large corporate/institutional market. Our convenient evening, weekend and online courses provide an attractive solution for the education and training needs of employers and their employees. We currently have sponsorship and reimbursement arrangements of varying sorts with over 90 corporations and government institutions and are actively working to increase the number of such arrangements.

  •
  Optimize the use of stockholders' capital. We periodically evaluate opportunities to acquire other providers of post-secondary education. When exploring acquisition opportunities, we seek schools that we believe offer programs with a good strategic fit to our current curricula and that have demonstrated compliance with regulatory requirements and accreditation and academic standards. We also seek out operations that are located in geographic areas that possess attractive demographic characteristics. We compare potential acquisitions to alternative uses of our capital (including but not limited to organic growth alternatives, share repurchases and special or increased dividends) in terms of return on capital and enhancing shareholder value.

2001 Recapitalization

        In May 2001, we underwent a $150 million recapitalization and change in control transaction in which we issued 5,769,231 shares of our Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") to an investor group led by New Mountain Partners, L.P. ("New Mountain") and including MidOcean Capital Investors, L.P. ("MidOcean") (formerly known as DB Capital Investors, L.P.). We used the $150 million, together with approximately $36.4 million of our cash and marketable securities, to repurchase 7,175,000 shares of our outstanding common stock from our then chief executive officer and majority stockholder at $25.00 per share. In February 2004, New Mountain deposited 350,000 of its shares of our Series A Preferred Stock (together with all associated accrued cash and stock dividends) (the "Trust Shares") into the New Mountain Strayer Trust, for the benefit of its partners. In this prospectus, we refer to New Mountain, the New Mountain Strayer Trust and MidOcean collectively as the "institutional selling stockholders." In addition, certain of our executive officers (such officers, together with the institutional selling stockholders, the "selling stockholders") will sell an aggregate of 115,000 shares in this offering, all of which underlie currently exercisable options, if the underwriters' over-allotment option is exercised in full.

General

        We were incorporated in Maryland in 1996. Our principal executive offices are located at 1100 Wilson Boulevard, Suite 2500, Arlington, VA 22209, and our telephone number is 703-247-2500. Our website address is www.strayereducation.com. The website address for Strayer University is www.strayer.edu. The information contained on our websites is not a part of this prospectus.

The Offering

Issuer	Strayer Education, Inc.
Common stock offered by the selling stockholders	3,000,000 shares
Common stock to be outstanding after this offering	13,470,395 shares
Use of proceeds	We will not receive any of the proceeds from the sale of the shares. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus.
Nasdaq symbol	STRA

        The number of shares to be outstanding after this offering is based on the number of shares of our common stock outstanding as of December 31, 2003. The shares being offered by the institutional selling stockholders will be issued following conversion of shares of their existing Series A Preferred Stock and the partial exercise of an option currently held by the institutional selling stockholders. The total number of shares to be outstanding after this offering does not reflect:

  •
  1,169,873 shares of our common stock issuable upon conversion of the remaining shares of our Series A Preferred Stock (after giving effect to this offering) as of December 31, 2003 (but including payment-in-kind dividends paid through January 1, 2004, without giving effect to future accruals of payment-in-kind dividends on these shares of Series A Preferred Stock outstanding after giving effect to this offering);

  •
  1,131,667 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2003, of which options to purchase 506,662 shares are exercisable and options to purchase 625,005 shares are currently not exercisable. The outstanding options have a weighted average life of 4.7 years and a weighted average exercise price of $41.05 per share; and

  •
  334,405 shares of our common stock available for future issuance under our existing stock option plan as of December 31, 2003.

Summary Consolidated Financial And Other Data

        The following table sets forth, for the periods and at the dates indicated, our consolidated financial and other data. The information set forth below is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are incorporated by reference into this prospectus.

	Year Ended December 31,
	2001	2002		2003
	(in thousands, except per share, percentage, enrollment and campus data)
Income Statement Data:
Revenues	$92,876	$116,710		$147,025
Costs and expenses:
Instruction and educational support	33,699	41,601		53,116
Selling and promotion	12,576	16,773		22,768
General and administration	13,094	17,107		20,013
Gain on sale of asset	—	—		1,772

Income from operations	33,507	41,229		52,900
Secondary offering expenses	—	490		—
Investment and other income	3,791	1,775		2,420

Income before income taxes	37,298	42,514		55,320
Provision for income taxes	14,489	16,730		21,646

Net income	22,809	25,784		33,674
Preferred stock dividends and accretion	5,010	7,344		5,136

Net income available to common stockholders	$17,799	$18,440		$28,538

Net income per share:
Basic	$1.62	$2.14		$2.67

Diluted	$1.55	$1.78		$2.27

Weighted average shares outstanding:
Basic	10,970	8,617		10,694

Diluted (a)	14,737	14,516		14,857

Other Data:
EBITDA (b)	$36,150	$44,381		$57,267
EBITDA as % of revenue (b)	38.9%	38.0%		39.0%
Depreciation	$2,643	$3,642		$4,367
Capital expenditures	$6,274	$17,113(c	)	$6,840
Cash dividends per common share	$0.26	$0.26		$0.26
Enrollment (d)	14,009	16,532		20,138
Campuses (e)	17	20		25

	December 31,
	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$58,705	$67,256	$108,040
Working capital (f)	49,846	55,901	94,760
Total assets	110,488	140,124	182,556
Long-term liabilities	763	2,055	2,894
Total liabilities	29,513	39,942	53,892
Series A convertible redeemable preferred stock	148,347	93,807	95,686
Total stockholders' equity (deficit)	(67,372)	6,375	32,978

  (a)
  Diluted average shares outstanding reflect the issuance of the Series A Preferred Stock in May 2001, accrued payment-in-kind dividends on and assumed conversion of the Series A Preferred Stock and outstanding options.

  (b)
  As set forth in the table below, EBITDA is calculated by adding back to net income the provision for income taxes and depreciation and amortization, and subtracting from net income investment and other income. We believe that EBITDA serves as an important financial analysis tool for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA should not be considered by the reader as an alternative to net income or other cash flow measures determined under generally accepted accounting principles as an indicator of our performance or liquidity. EBITDA as disclosed in this table may not be comparable to similarly titled amounts disclosed by other companies.

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Net income	$22,809	$25,784	$33,674
Provision for income taxes	14,489	16,730	21,646
Investment and other income	(3,791)	(1,775)	(2,420)
Depreciation and amortization	2,643	3,642	4,367

EBITDA	$36,150	$44,381	$57,267

  (c)
  Reflects the purchase for $12 million of three previously leased campus facilities in January 2002.

  (d)
  Reflects student enrollment as of the beginning of the fall academic term for each year indicated.

  (e)
  Reflects number of campuses in operation at the end of each period indicated.

  (f)
  Working capital is calculated by subtracting current liabilities from current assets.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus or in the documents incorporated by reference in this prospectus before deciding to purchase our common stock. The occurrence of any of the following risks could materially harm our business, and you could suffer a complete loss of your investment. See "Cautionary Notice Regarding Forward-Looking Statements."

Risks Related to Extensive Regulation of Our Business

  If we fail to comply with the extensive regulatory requirements for our business, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students.

        As a provider of higher education, we are subject to extensive regulation on both the federal and state levels. In particular, the Higher Education Act of 1965, as amended (the "Higher Education Act"), and related regulations subject Strayer University and all other higher education institutions that participate in the various federal student financial aid programs under Title IV of the Higher Education Act ("Title IV programs") to significant regulatory scrutiny.

        The Higher Education Act mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the federal government through the U.S. Department of Education (the "Department of Education"); (2) the accrediting agencies recognized by the U.S. Secretary of Education and (3) state education regulatory bodies.

        The regulations, standards and policies of these regulatory agencies frequently change, and changes in, or new interpretations of, applicable laws, regulations or standards could have a material adverse effect on our accreditation, authorization to operate in various states, permissible activities, receipt of funds under Title IV programs or costs of doing business.

        If we are found to be in noncompliance with any of these regulations, standards or policies we could lose our access to Title IV program funds, from which we currently derive approximately 55% of our revenues and the loss of which would have a material adverse effect on our business. Findings of noncompliance also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, restrictions on our access to Title IV program funds or other censure that could have a material adverse effect on our business.

  If we fail to maintain our institutional accreditation, we would lose our ability to participate in Title IV programs.

        Strayer University is institutionally accredited by the Middle States Commission on Higher Education ("Middle States"), one of the six regional accrediting agencies recognized by the U.S. Secretary of Education as a reliable indicator of educational quality. Accreditation by an accrediting agency recognized by the Secretary of Education is required in order for an institution to become and remain eligible to participate in Title IV programs. The loss of accreditation would, among other things, render Strayer University ineligible to participate in Title IV programs and would have a material adverse effect on our business.

  If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and to participate in Title IV programs there.

        Strayer University is authorized to operate and to grant degrees or diplomas by the applicable education agency of each state where it maintains a campus. Such state authorization is required in order for students at the campus to be eligible to participate in Title IV programs. The loss of authorization in a state would, among other things, render Strayer University ineligible to participate in

Title IV programs at least at those state campus locations and could have a material adverse effect on our business.

  Student loan defaults could result in the loss of eligibility to participate in Title IV programs.

        In general, under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 25% or more of its students who were required to begin repaying their student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate for a federal fiscal year were greater than 40%. If we lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business. Strayer University's default rates calculated by the Department of Education on Federal Family Education Loan Program loans for the 1999, 2000 and 2001 federal fiscal years, the three most recent years for which this information is available, were 5.6%, 4.7% and 4.3%, respectively. The average cohort default rates for proprietary institutions nationally, as calculated by the Department of Education, were 9.3%, 9.4% and 9.0% in fiscal years 1999, 2000 and 2001, respectively.

  A failure to demonstrate "administrative capability" or "financial responsibility" may result in the loss of eligibility to participate in Title IV programs.

        If we fail to maintain "administrative capability" as defined by the Department of Education, we could lose our eligibility to participate in Title IV programs or have that eligibility adversely conditioned, which would have a material adverse effect on our business. Furthermore, if we fail to demonstrate "financial responsibility" under the Department of Education's regulations, we could lose our eligibility to participate in Title IV programs or have that eligibility adversely conditioned, which would have a material adverse effect on our business.

  We are subject to sanctions if we fail to calculate and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

        The Higher Education Act and Department of Education regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program before completing it. If refunds are not properly calculated or timely paid, we may be sanctioned or subject to other adverse actions by the Department of Education, which could have a material adverse effect on our business.

  We are dependent on the renewal and maintenance of Title IV programs.

        Congress reauthorizes the Higher Education Act, which is the law governing Title IV programs, approximately every five to six years. The next congressional review of the Higher Education Act is currently expected to be completed in 2004. Additionally, Congress determines the funding level for each Title IV program on an annual basis. Any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or students to participate in these programs could materially harm our business. A reduction in government funding levels could lead to lower enrollments at our school and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could adversely affect our business.

  Our school would lose its eligibility to participate in federal student financial aid programs if the percentage of our revenues derived from those programs were too high.

        A proprietary institution loses its eligibility to participate in the federal student financial aid programs if it derives more than 90% of its revenues, on a cash basis, from these programs in any fiscal year. In 2002, we derived approximately 55% of our revenues from these programs.

  Our school would lose its eligibility to participate in federal student financial aid programs if we failed to comply with the law that limits the number of correspondence and telecommunications courses that we may offer and the number of students that we may enroll in such courses.

        If we offer more than 50% of our courses by correspondence or telecommunications (meeting certain regulatory conditions) or 50% or more of our students are enrolled in such courses, we could lose our eligibility to participate in federal student financial aid programs.

  Our failure to comply with the Department of Education's incentive compensation rules could result in sanctions.

        If we pay a bonus, commission or other incentive payment in violation of applicable requirements, we could be subject to sanctions, which could have a material adverse effect on our business.

Risks Related to Our Business

  We may not be able to sustain our recent growth rate, and we may not be able to manage future growth effectively.

        We have experienced a period of significant growth since 2001, particularly in our Strayer University Online business. Over this period, we have opened 13 new campuses and our revenue has increased 23% between 2000 and 2003 on a compound annual basis. Our ability to sustain our current rate of growth depends on a number of factors, including our ability to obtain regulatory approvals, our ability to recruit and retain high quality academic and administrative personnel at new campuses and competitive factors. In addition, growth and expansion of our operations may place a significant strain on our resources and increased demands on our management information and reporting systems, financial management controls and personnel. Although we have made a substantial investment in augmenting our financial and management information systems and other resources to support future growth, we cannot assure you that we will be able to manage further expansion effectively. Failure to do so could adversely affect our business.

  Our success depends in part on our ability to update and expand the content of existing programs and develop new programs in a cost-effective manner and on a timely basis.

        Our success depends in part on our ability to update and expand the content of our programs, develop new programs in a cost-effective manner and meet students' needs in a timely manner. Prospective employers of our graduates increasingly demand that their entry-level employees possess appropriate technological and other skills. The update and expansion of our existing programs and the development of new programs may not be accepted by students, prospective employers or the online education market. If we cannot respond to changes in industry requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students require or as quickly as our competitors introduce competing new programs.

  Our strategy of opening new schools and adding new services is dependent on regulatory approvals and requires significant resources.

        Establishing new schools and locations and adding new services require us to make investments in management and capital expenditures, incur marketing expenses and reallocate other resources. To open a new school or location, we are required to obtain appropriate state and accrediting agency approvals, which may be conditioned or delayed in a manner which could significantly affect our growth plans. In addition, to be eligible for federal student financial aid programs, the new school or location would have to be certified by the Department of Education. We cannot assure you that we will be able to open successfully new schools and locations or add new services in the future. Our failure to manage effectively the operations of newly established schools and locations could adversely affect our business.

  Our financial performance depends in part on our ability to continue to develop awareness of the programs we offer among working adult students.

        The continued development of awareness of the programs we offer among working adult students is critical to the continued acceptance and growth of our programs. If we are unable to continue to develop awareness of the programs we offer, this could limit our enrollments and negatively impact our business. The following are some of the factors that could prevent us from successfully marketing our programs:

  •
  the emergence of more successful competitors;

  •
  customer dissatisfaction with our services and programs;

  •
  performance problems with our online systems; and

  •
  our failure to maintain or expand our brand or other factors related to our marketing.

  We face strong competition in the post-secondary education market.

        Post-secondary education in our market area is highly competitive. We compete with traditional public and private two-year and four-year colleges, other for-profit schools and alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of Strayer University at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary institutions. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. This strong competition could adversely affect our business.

  Strayer University Online and Strayer University do not rely on exclusive proprietary rights and intellectual property, and competitors may attempt to duplicate Strayer programs and methods.

        Third parties may attempt to develop competing programs or duplicate or copy aspects of Strayer University's curriculum, online library, quality management and other proprietary content. Any such attempt, if successful, could adversely affect our business. In the ordinary course of its business, Strayer develops intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret or other protections. Such intellectual property includes but is not limited to Strayer's courseware materials for classes taught via the internet or via other distance learning means and business know-how and internal processes and procedures developed to respond to the requirements of its operating and various education regulatory agencies.

  Our future success depends in part upon our ability to recruit and retain key personnel.

        In connection with our May 2001 recapitalization, we hired a new management team, including Robert S. Silberman, our Chairman and Chief Executive Officer, to implement our new growth strategy. Our success to date has been, and our continuing success will be, substantially dependent upon our ability to attract and retain highly qualified executive officers, faculty and administrators and other key personnel. If we cease to employ any of these integral personnel or fail to manage a smooth transition to new personnel, our business could suffer.

  Seasonal and other fluctuations in our operating results could adversely affect the trading price of our common stock.

        Our business is subject to seasonal fluctuations, which cause our operating results to fluctuate from quarter to quarter. This fluctuation may result in volatility or have an adverse effect on the market price of our common stock. We experience, and expect to continue to experience, seasonal fluctuations in our revenue. Historically, our quarterly revenues and income have been lowest in the third quarter (July through September) because fewer students are enrolled during the summer months. We also incur significant expenses in preparing for our peak enrollment in the fourth quarter (October through

December), including investing in online infrastructure necessary to support increased usage. These investments result in fluctuations in our operating results which could result in volatility or have an adverse effect on the market price of our common stock. In addition, because of the recent increase in the use of personal computers and access to the internet, the online education market is a rapidly evolving market, and we may not be able to accurately forecast future enrollment growth and revenues.

  New Mountain will continue to own a large percentage of our equity securities and could influence the outcome of corporate actions.

        New Mountain, after giving effect to the sale of the shares offered by this prospectus, will beneficially own approximately 12.8% of our equity securities. Under the terms of our Series A Preferred Stock, New Mountain will be able to elect one member of our board of directors and may influence the outcome of other matters requiring stockholder approval. This voting concentration may have the effect of delaying or preventing a change in control of our company or any other matter requiring stockholder approval.

  Regulatory requirements may make it more difficult to acquire us.

        A change in ownership resulting in a change of control of Strayer would trigger a requirement for recertification by the Department of Education for purposes of participation in federal student financial aid programs, a review of our accreditation by Middle States and reauthorization by certain state licensing and other regulatory agencies. If we underwent a change of control that required approval by any state authority, Middle States or any federal agency, and any required regulatory approval were significantly delayed, limited or denied, there could be a material adverse effect on our ability to offer certain educational programs, award certain degrees or diplomas, operate one or more of our locations, admit certain students or participate in Title IV programs, which in turn could have a material adverse effect on our business. These factors may discourage takeover attempts.

  We may not be able to successfully complete or integrate future acquisitions.

        As part of our growth strategy, we expect to consider selective acquisitions. We cannot assure you that we will be able to complete successfully any acquisitions on favorable terms, or that if we do, we will be able to successfully integrate the personnel, operations and technologies of any such acquisitions. Our failure to successfully complete or integrate future acquisitions could disrupt our business and materially and adversely affect our profitability and liquidity by distracting our management and employees and increasing our expenses. In addition, because an acquisition is considered a change in ownership and control of the acquired institution under applicable regulatory standards, we must seek approval from the Department of Education and most applicable state agencies and accrediting agencies when we acquire an institution. If we were unable to obtain such approvals of an institution we acquired, depending on the size of that acquisition, that failure could have a material adverse effect on our business.

Risks Related to Strayer University Online's Business

  Strayer University Online's current success and future growth depends on the continued growth of the internet.

        Strayer University Online's business relies on the internet for its success. If internet use does not continue to grow, our Strayer University Online business may not grow as planned.

        A number of factors could inhibit the growth and acceptance of the internet and adversely affect our online business, including:

  •
  inadequate internet infrastructure;

  •
  security and privacy concerns;

  •
  the lack of compelling content; and

  •
  the unavailability of cost-effective, high-speed service and other technological factors.

  Capacity constraints or system disruptions to Strayer University Online's computer networks could damage the reputation of Strayer University and limit our ability to attract and retain students.

        The performance and reliability of Strayer University Online's program infrastructure is critical to our reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, could result in the unavailability of Strayer University Online's computer networks. We cannot assure you that Strayer University Online will be able to expand its program infrastructure on a timely basis sufficient to meet demand for its programs. Strayer University Online's computer systems and operations could be vulnerable to interruption or malfunction due to events beyond its control, including natural disasters and telecommunications failures. Any interruption to Strayer University Online's computer systems or operations could have a material adverse effect on our ability to attract and retain students.

  Strayer University Online's computer networks may be vulnerable to security risks that could disrupt operations and require it to expend significant resources.

        Strayer University Online's computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, Strayer University Online may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

  Strayer University Online operates in a highly competitive market with rapid technological changes and it may not have the resources needed to compete successfully.

        Online education is a highly fragmented and competitive market that is subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which have some form of online education programs, to for-profit schools, corporate universities and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in technologies. Strayer University Online may not have the resources necessary to compete with the rapidly changing technologies being developed by its competitors, and its success will depend on its ability to adapt to these changing technologies.

  Government regulations relating to the internet could increase Strayer University Online's cost of doing business, affect its ability to grow or otherwise have a material adverse effect on our business.

        The increasing popularity and use of the internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries or to the interpretation of the application of existing laws and regulations to such services. These new laws and interpretations may relate to issues such as online privacy, copyright, trademark and service mark, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as a foreign corporation or be licensed as a school in one or more jurisdictions where they have no physical location. New laws, regulations or interpretations related to doing business over the internet could increase Strayer University Online's cost of doing business, affect its ability to increase enrollments and revenues or otherwise have a material adverse effect on our business.

        In addition, if we fail to comply with the requirements of the Higher Education Act and the Department of Education limiting the percentage of an institution's online offerings or online students (as calculated pursuant to the Department of Education regulations relating to the so-called 50%

rules), we would lose our eligibility to participate in the Title IV programs. Such a loss would have a material adverse effect on our business.

Risks Related to Our Stock Price

  Future sales of shares of our common stock may adversely affect our stock price.

        After giving effect to this offering, New Mountain will beneficially own approximately 12.8% of our equity securities. All of these shares are eligible for sale under Rule 144, subject to volume and other limitations, other than the holding period requirement, of such rule. Upon completion of this offering, these shares will be subject to lock-up agreements with the underwriters, pursuant to which New Mountain will agree that it will not, subject to certain exceptions, sell or otherwise dispose of any shares of common stock, or securities or other rights convertible into or exchangeable or exercisable for any shares of common stock, for 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston LLC. We cannot predict the effect, if any, that future sales of shares, or the availability of shares of future sales, will have on the market price for our common stock prevailing from time to time or our ability to raise capital through an offering of our equity securities.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus include "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, in particular, the statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors" "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003. We have used the words "may," "will," "expect," "believe," "estimate," "plan," "intend" and similar expressions in this prospectus and the documents incorporated by reference in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

  •
  the pace of growth of student enrollment;

  •
  our continued compliance with Title IV of the Higher Education Act and the regulations thereunder, as well as state regulatory requirements and accrediting agency requirements;

  •
  risks associated with changes in applicable federal and state laws and regulations and accrediting agency policies;

  •
  competitive factors;

  •
  risks associated with the opening of new campuses;

  •
  risks associated with the offering of new educational programs and adapting to other changes;

  •
  risks associated with the acquisition of existing educational institutions;

  •
  risks related to the timing of regulatory approvals;

  •
  our ability to sustain our recent growth rate and to manage future growth effectively;

  •
  our ability to continue to implement our online growth strategy; and

  •
  general economic and market conditions.

        You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed or incorporated by reference in this prospectus under the headings "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" could cause our results to differ materially from those expressed or suggested in any forward-looking statements.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock in this offering.

PRICE RANGE OF COMMON STOCK

        The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on The Nasdaq National Market and the dividends paid per share of common stock.

	High	Low	Dividends Paid
2004
First Quarter through February 25, 2004	$118.81	$104.29	—
2003
First Quarter	$59.09	$49.60	$0.065
Second Quarter	$80.00	$54.04	$0.065
Third Quarter	$103.44	$76.26	$0.065
Fourth Quarter	$112.86	$91.50	$0.065
2002
First Quarter	$52.31	$42.30	$0.065
Second Quarter	$66.45	$48.03	$0.065
Third Quarter	$63.62	$47.10	$0.065
Fourth Quarter	$62.93	$47.34	$0.065
2001
First Quarter	$35.38	$23.75	$0.065
Second Quarter	$50.00	$32.06	$0.065
Third Quarter	$54.70	$37.20	$0.065
Fourth Quarter	$51.95	$41.39	$0.065

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2003 and as adjusted to give effect to the offering. You should read the information set forth below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference into this prospectus.

	As of December 31, 2003
	Actual	As Adjusted(1)
	(in thousands)
Total liabilities	$53,892	$53,892
Series A convertible redeemable preferred stock, par value $0.01 per share; 6,000,000 shares authorized; 3,899,944 and 1,132,944 shares outstanding or accrued at December 31, 2003 on an actual and as adjusted basis, respectively	95,686	28,434
Stockholders' equity:
Common stock, par value $0.01 per share; 20,000,000 shares authorized; 10,703,395 and 13,470,395 shares outstanding at December 31, 2003 on an actual and as adjusted basis, respectively	107	135
Additional paid-in-capital	59,838	127,062
Retained earnings (accumulated deficit)	(26,918)	(26,918)
Accumulated other comprehensive income	(49)	(49)

Total stockholders' equity	32,978	100,230

Total liabilities and stockholders' equity	$182,556	$182,556

(1)
As adjusted to give effect to the conversion of 2,767,000 shares of Series A Preferred Stock into the shares of common stock offered by this prospectus. The remaining 233,000 shares of common stock that are included in this offering are shares of common stock owned by Ron K. and Beverly Bailey and their affiliated foundations, which MidOcean has the option to purchase under a currently exercisable option at $30.00 per share. See "Selling Stockholders" for more information.

        The table set forth above is based on the number of shares of our common stock outstanding as of December 31, 2003. The total number of shares to be outstanding after this offering does not reflect:

  •
  1,169,873 shares of our common stock issuable upon conversion of the remaining shares of our Series A Preferred Stock (after giving effect to this offering) as of December 31, 2003 (but including payment-in-kind dividends paid through January 1, 2004, without giving effect to future accruals of payment-in-kind dividends on these shares of Series A Preferred Stock outstanding after giving effect to this offering);

  •
  1,131,667 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2003, of which options to purchase 506,662 shares are exercisable and options to purchase 625,005 shares are currently not exercisable. The outstanding options have a weighted average life of 4.7 years and a weighted average exercise price of $41.05 per share; and

  •
  334,405 shares of our common stock available for future issuance under our existing stock option plan as of December 31, 2003.

BUSINESS

Overview

        Our company is a for-profit post-secondary education services company. Our mission is to make high quality, post-secondary education achievable and convenient for working adults in today's economy. We work to fulfill this mission by offering a variety of academic programs through Strayer University, both in traditional classroom courses and through Strayer University Online. Strayer University prides itself on making post-secondary education accessible to working adults who missed or were previously unable to take advantage of higher education opportunities.

        Founded in 1892, Strayer University is an institution of higher learning that offers undergraduate and graduate degree programs in business administration, accounting, information technology, education and public administration at 27 physical campuses in Pennsylvania, Maryland, Washington, D.C., Virginia, North Carolina, South Carolina and Tennessee. As of December 31, 2003, we had more than 20,000 students enrolled in our programs. Strayer University is accredited by Middle States, one of the six regional collegiate accrediting agencies recognized by the U.S. Secretary of Education. Strayer University is committed to providing an education that prepares working adult students for advancement in their careers and professional lives. It attracts students from around the country and throughout the world. As part of its program offering, the University also offers classes via the internet through Strayer University Online, providing its working adult students a more flexible and convenient program offering and allowing students worldwide to take advantage of Strayer University's programs.

        We have experienced significant organic growth through new campus openings and geographic expansion over the last several years. Since our initial public offering in 1996, we have grown from eight campuses in one state and Washington, D.C. to 27 campuses in six states and Washington, D.C. Our goal is to open new campuses every year with five new campuses planned for 2004 by filling out the Pennsylvania, Maryland, Washington, D.C., Virginia, North Carolina, South Carolina and Tennessee areas and by expanding into contiguous states that exhibit strong enrollment potential. We have opened 13 of our campuses since the beginning of 2001. At the same time, we have developed a robust online education program. Since receiving regulatory approval to offer our degree programs through Strayer University Online in 1997, we have experienced rapid growth, with 10,615 students enrolled in at least one class through Strayer University Online during the 2003 fall term.

        In connection with our recapitalization in May 2001, we hired a new senior management team, made significant investments in information technology infrastructure to support planned growth in our online programs, and embarked on a diligent program to open new campuses. As a result of these efforts, between 2000 and 2003 the rate of growth in our revenues increased to 23% on a compound annual basis, as our revenues increased from $78.2 million in 2000 to $147.0 million in 2003. During the same period, diluted earnings per share grew at a compound annual rate of 17%, as we continued to invest heavily in our growth initiatives.

Industry Background and Outlook

        The market for post-secondary education is large, growing and highly fragmented. The U.S. Bureau of Labor Statistics reports that approximately 60 million working adults in the United States do not have more than a high school education. We believe that the demand for career-oriented, post-secondary education will increase during the next several years as a result of several demographic, economic and social trends, including:

  •
  an increase in demand by employers for professional and skilled workers;

  •
  a projected 18% growth in the annual number of high school graduates from 2.8 million in 2000 to 3.3 million in 2010;

  •
  our expectation that the number of adults (persons 25 years old and older) enrolling in post-secondary education will increase significantly;

  •
  the significant and measurable income premium attributable to post-secondary education; and

  •
  budgetary constraints at traditional colleges and universities.

        The adult education market is a significant and growing component of the post-secondary education market. We believe that the market for post-secondary adult education should continue to increase as working adults seek additional education and training to update and improve their skills in order to enhance their earnings potential and to keep pace with the increasing demands of a knowledge-based economy. In addition, we believe that many working adults will seek accredited degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional, family and personal obligations.

        In addition to Strayer, there are currently seven public companies operating in the post-secondary education market in which we operate. There are also numerous smaller private companies operating in the post-secondary market.

Company Strengths

        We have a 112-year operating history and a track record of providing education programs for working adults. We believe the following strengths position us to capitalize on the growing demand for post-secondary education among working adults:

  •
  Consistent operating history.    We have been in continuous operation since 1892 and have demonstrated an ability to grow consistently and profitably. Our enrollments and revenues have grown each year since our initial public offering in 1996.

  •
  Practical and diversified curricula.    We offer core curricula in stable, high demand areas of education. In order to keep pace with a changing knowledge-based economy, we constantly strive to meet the evolving needs of our students and their employers by regularly refining and updating our existing educational programs. Additionally, we replicate programs that are successful in a given campus at additional locations throughout our network of campuses. Strayer University currently offers 62 different degree, diploma and certificate programs, including emphases and concentrations, to its students.

  •
  Focus on working adults pursuing degree programs.    We focus on helping working adults pursue college degrees in order to advance their career and employment opportunities. We believe this is an attractive market within the post-secondary education sector due to (1) the growing number of adult students enrolling in post-secondary education programs and (2) the highly motivated nature of adult students given the personal sacrifices and time commitments required to attend class while balancing their busy schedules. We consider adult students to be our primary customers, with the various business and government organizations that provide tuition assistance to their employees as our secondary customers. In addition, we believe that our focus on associate, bachelor's and graduate-level degree programs results in extended periods of student enrollment and positively impacts the visibility and predictability of our future revenues. Approximately 94% of our students were enrolled in degree programs for the 2003 fall term.

  •
  Flexible program offerings.    We maintain flexible quarterly programs that allow working adult students to attend classes and complete coursework on a convenient evening and weekend schedule throughout the calendar year or asynchronously through Strayer University Online. During the fall 2003 quarter, approximately 90% of the courses we offered were night or weekend courses excluding asynchronous online classes. Additionally, we developed Strayer University Online to enable students to pursue a degree entirely online, thereby increasing the convenience, accessibility and flexibility of our high quality educational content. Approximately 53% of our students enrolled for the 2003 fall term were taking or have taken at least one course through Strayer University Online. We believe that these flexible offerings distinguish us from many traditional universities that currently do not effectively address the unique requirements of working adults.

  •
  Attractive and convenient campus locations.    Our campuses are located in growing metropolitan areas in the mid-Atlantic and Southern regions where there are large populations of working adults with demographic characteristics similar to those of our typical students. Strayer University's campuses are attractive and modern, offering conducive learning environments in convenient locations.

  •
  Established brand name and alumni support.    With a 112-year operating history, Strayer University is an established brand name in post-secondary adult education, and our students and graduates work throughout corporate America. Our extensive alumni network (currently over 20,000 alumni worldwide) and support system fosters additional recruitment opportunities and assists students with job placement and career advancement. Strayer University was ranked in the Washington Business Journal's 2004 Book of Lists for having the second largest enrollment in graduate business and management programs in the Washington, D.C. metropolitan area.

  •
  Strong owner-oriented management team.    In connection with our May 2001 recapitalization, we developed a new growth strategy and hired a new senior management team in March of 2001 to implement this strategy. As described below, under the leadership of Robert S. Silberman, our Chairman and Chief Executive Officer, we have embarked on various initiatives to increase enrollment and expand our campuses. In addition, all of our senior officers have made investments in Strayer through outright share purchases in addition to their option grants.

Company Strategy

        Our goal is to be a leading provider of high quality post-secondary education programs for working adults primarily in the areas of business administration, accounting and information technology. We have identified the following factors as key to executing our growth strategy:

  •
  Maintain stable enrollment in our mature markets.    At December 31, 2003, we had 14 mature campuses (those in operation for more than three years). Over the last five years, average enrollment at our mature campuses has remained stable, while tuition has increased approximately 5% per year. Our goal is to maintain stable campus enrollments in our mature markets, while increasing revenues through continuing market-based tuition increases.

  •
  Open new campuses.    Our goal is to open new campuses every year (with five planned for 2004) by filling out the Pennsylvania, Maryland, Washington, D.C., Virginia, North Carolina, South Carolina and Tennessee areas and by expanding into contiguous states that exhibit strong enrollment potential. We believe this strategy will leverage our existing investment in curriculum, management and marketing infrastructure.

    Since our initial public offering in 1996, we have grown from eight campuses to 27 campuses while expanding into several states. We opened three campuses in 2001, in Baltimore, Maryland and in Chesapeake and Newport News, Virginia. By the spring 2002 quarter, these three new campuses had average enrollments ahead of the growth in average student enrollments we have experienced at new campuses in the past. In July 2002, we began offering classes at three campuses in North Carolina (one in Raleigh-Durham and two in Charlotte). In addition, we opened new campuses in Nashville and Memphis, Tennessee for the 2003 spring term. Due to strong demand at our Raleigh-Durham, North Carolina campus, we opened a second campus there for the 2003 summer term. We opened two new campuses in Philadelphia for the 2003 fall term. Our new campuses have typically turned profitable after five to six quarters of operation.

    In 2004, we have opened two new campuses for spring term enrollment—one in Greenville, South Carolina and one in Memphis, Tennessee, our second one there. In addition, two campuses are planned for Atlanta, Georgia and another one in a state where we currently have a campus. We have also applied to operate in other states adjacent to our current operating region and expect to pursue approval in those states and open campuses in favorable demographic locations in such states as part of our multi-year expansion plan.

  •
  Expand Strayer University Online.    We actively market Strayer University Online to U.S. students throughout all 50 states and to international students on a global basis. Strayer University Online has demonstrated its success with both asynchronous (on demand) and synchronous (real time) course offerings that are favored by working adult students because of their quality and convenience. We believe that the added flexibility of being able to offer both traditional and online courses allows us to better serve our working adult students. Due to the convenience and flexibility of online teaching, particularly in the asynchronous or "on demand" format, this medium has rapidly grown in acceptance and is expected to continue to enjoy rapid growth. Enrollment at Strayer University Online has grown at a greater than 80% compounded annual growth rate since its inception in 1997. Enrollment in markets outside of commuting distance to a Strayer University physical campus has grown at a greater than 50% compounded annual growth rate in this period. There were 10,615 students taking at least one online course for the 2003 fall term. We intend to make additional investments in Strayer University Online to support the continued strong growth in this area.

  •
  Develop corporate/institutional alliances.    We believe we are well-positioned to pursue significant opportunities in the large corporate/institutional market. Our convenient evening, weekend and online courses provide an attractive solution for the education and training needs of employers and their employees. We currently have sponsorship and reimbursement arrangements of varying sorts with over 90 corporations and government institutions, including AT&T, Boeing, Computer Sciences Corporation, EDS, General Motors, Northrup Grumman, Pepco, UPS, the U.S. Department of Defense, the General Services Administration, the Public Broadcasting Service and the World Bank Group. We are actively working with other corporations and institutions to increase the number of such arrangements.

  •
  Optimize the use of stockholders' capital.    We periodically evaluate opportunities to acquire other providers of post-secondary education. When exploring acquisition opportunities, we seek schools that we believe offer programs with a good strategic fit to our current curricula and that have demonstrated compliance with regulatory requirements and accreditation standards. We also seek out operations that are located in geographic areas that possess attractive demographic characteristics. In addition, we also consider other factors such as price, the availability of financing on acceptable terms, competitive factors and the opportunity to improve operating performance through the implementation of our operating strategies. We compare potential acquisitions to other alternative uses of our capital (including but not limited to organic growth alternatives, share repurchases and special or increased dividends) in terms of return on capital and enhancing shareholder value. We have no current commitments with regard to potential acquisitions.

Strayer University

  Curriculum

        Strayer University offers information technology and business-oriented curricula to equip students with specialized and practical knowledge and skills for careers in business, industry and government. Our Academic Curriculum Committee periodically reviews and revises the University's course offerings to improve the educational programs and respond to competitive changes in job markets. In 1993, Strayer University formed a Curriculum Advisory Board. The composition of the Curriculum Advisory Board varies over time, but typically consists of Strayer University faculty and representatives from private and government employers. The Curriculum Advisory Board supports the program evaluation process. Strayer University uses advice from the Curriculum Advisory Board to make decisions about curriculum development, resource allocation and faculty appointments. We regularly evaluate new programs and degrees to ensure that we stay current with the needs of our students and their employers. In 2004, we have plans to commence offering three new Master's degree programs in Maryland, Virginia and Washington, D.C.: Master of Education, Master of Health Services Administration and Master of Public Administration.

        Strayer University offers programs in the following areas:

Graduate Programs	Undergraduate Programs

• • • • • •	Master of Business Administration (M.B.A.)
Degree

Master of Education (M.Ed.) Degree

Master of Health Services Administration
(M.H.S.A.) Degree

Master of Public Administration (M.P.A.) Degree

Master of Science (M.S.) Degree
    Communications Technology
    Information Systems
    Management Information Systems
    Professional Accounting

Executive Graduate Certificate Programs
    Business Administration
    Computer Information Systems
Professional Accounting	• • •	Bachelor of Science (B.S.) Degree
    Accounting
    Business Administration
    Computer Information Systems
    Computer Networking
    Database Technology
    Economics
    International Business
    Internetworking Technology

Associate in Arts (A.A.) Degree
    Accounting
    Acquisition and Contract Management
    Business Administration
    Computer Information Systems
    Computer Networking
    Database Technology
    Economics
    General Studies
    Internetworking Technology
    Marketing

Undergraduate Diploma Programs
    Accounting
    Acquisition and Contract Management
    Computer Information Systems
    Internetworking Technology
    Network Security
Web Development
•	Undergraduate Certificate Programs Accounting Business Administration Computer Information Systems

        Each undergraduate degree program includes courses in oral and written communication skills as well as mathematics and various disciplines in the humanities and social sciences. In addition to our degree, diploma and certificate programs, we offer classes to non-degree and non-program students wishing to take courses for personal or professional enrichment.

        Although all of our programs are generally offered at each campus, the University adapts its course offerings to the preferences of the student population at each location. Strayer University students may enroll in courses at more than one campus and take courses online.

        Strayer University structures its curricula to allow students to advance sequentially from one learning level to another by applying credits earned in one program toward attainment of a more advanced degree. For example, a student originally pursuing a diploma in computer information systems can extend his or her original educational objective by taking additional courses leading to an A.A. degree in computer information systems, a B.S. degree in computer information systems and ultimately an M.S. degree in information systems. This curriculum design provides students a level of competency and a measure of attainment in the event they interrupt their education or choose to work in their field of concentration prior to obtaining their final degree.

Strayer University Online

        In August 1997, we began the operation of Strayer University Online. Through Strayer University Online, the University offers courses and degree programs via the internet using both synchronous (real time) and asynchronous (on demand) approaches to online learning. The asynchronous format was first utilized by the University in the summer 2001 quarter and has grown rapidly due to increasing demand. Students may take all of their courses solely through Strayer University Online or may take online courses as a supplement to traditional, site-based courses. A student taking classes through Strayer University Online has the same admission and financial aid requirements, policies and procedures and receives the same student services as other Strayer University students. Tuition for Strayer University Online courses is the same as for campus courses. During the fall 2003 quarter, Strayer University had 10,615 students participating in its online programs, 8,550 of whom took classes solely through Strayer University Online.

Faculty

        Strayer University seeks to appoint faculty who hold appropriate academic credentials, are dedicated, active professionals in their field and are enthusiastic and committed to teaching working adults. In accordance with our educational mission, the University faculty focuses its efforts on teaching. The normal course load for a full-time faculty member is four courses per quarter for each of three quarters, or 12 courses per academic year. With the approval of the campus deans, faculty members may teach a fifth course per quarter and extra courses during the summer quarter for additional compensation. Strayer University requires full-time faculty members to hold student counseling hours at least two hours per week for each course they teach.

        We provide financial support for faculty members seeking to update their skills and knowledge. Strayer University maintains a tuition plan that typically reimburses instructors enrolled in advanced degree programs for 50% of the tuition for one new course per term and conducts annual in-house faculty workshops in each discipline. Strayer University also fully reimburses its faculty for their costs in receiving approved computer-related instruction and training to keep current in information technology developments. We believe that our dedicated and capable faculty is one of the keys to our success.

Organization of Strayer University

        Strayer University organizes its academic programs and administrative operations on a regional and campus basis. The University's annual financial budget and overall academic and business decisions are directed by its Board of Trustees. The Board of Trustees consists of Scott Steffey, Strayer's Executive Vice President and Chief Operating Officer and former Vice Chancellor of the State University of New York, as well as various non-management members. The current Board of Trustees members are listed below:

Mr. Scott W. Steffey	Mr. Steffey is the Chairman of the Board of Trustees and previously served for four years as Vice Chancellor of the State University of New York. Mr. Steffey is the Executive Vice President and Chief Operating Officer of Strayer.
Dr. Donald R. Stoddard	Dr. Stoddard is a lifetime academician and the former President of Strayer University.
Dr. Charlotte F. Beason	Dr. Beason is the former Chair of the Commission on Collegiate Nursing Education and Program Director, U.S. Department of Veterans Affairs and is also a Director of Strayer.
Mr. Roland Carey	Mr. Carey is a former Director of Strayer and previously served as an advisor to the Louisa County Public School System of Virginia and a school Program Coordinator.
Dr. Eliot A. Cohen
Dr. Cohen is Director of the Strategic Studies program at Johns Hopkins University. Previously, Dr. Cohen was an Assistant Professor of Government and Assistant Dean of Harvard College. Dr. Cohen has also served as a member of the Strategy Department of the United States Naval War College and as a member of the Policy Planning Staff of the Office of the Secretary of Defense.
Mr. Todd A. Milano	Mr. Milano is President and Chief Executive Officer of Central Pennsylvania College and is also a Director of Strayer.
Dr. Peter Salins	Dr. Salins is Provost and Vice Chancellor for Academic Affairs and Chief Academic Officer at the State University of New York.
Dr. Jennie Seaton	Dr. Seaton is a former Director of Strayer and previously served as Assistant Dean of Virginia Commonwealth University.
Dr. J. Chris Toe	Dr. Toe is the University's President. Prior to joining Strayer in 1993, Dr. Toe was a member of the economics faculty at Texas Tech University.
Mr. G. Thomas Waite, III	Mr. Waite is the Chief Financial Officer and Treasurer of The Humane Society of the United States and is also a Director of Strayer.

        Within the parameters of the academic and financial direction set by its Board of Trustees, Strayer University is managed on a day-to-day basis by the University President as to all academic matters, as well as by three Regional Directors and the Director of Strayer University Online who are, together with the University President, responsible for implementing the Board of Trustees' overall policy and meeting commercial and budgetary goals for their respective areas. In addition, there is one Dean of Student Affairs who is responsible for ensuring the University is meeting the non-academic needs of students in all regions, one Dean of Academic Development and Training and additional Regional

Academic Deans who oversee delivery of academic programs throughout the University's network of campuses. Other key University administration officials are the Director of Financial Aid and Title IV Compliance, Director of Libraries, Director of Facilities, Director of Academic Records, Director of Institutional Research and Assessment, Director of Business Processes and Director of Business Development. The University's current senior academic and commercial managers are listed below:

        Dr. J. Chris Toe—University President

        Kristin Jones—Dean of Academic Development and Training

        James F. McCoy—Regional Director—North Carolina, South Carolina, Tennessee and Georgia

        Stan L. Petree—Regional Academic Dean—North Carolina, South Carolina, Tennessee and
                                     Georgia

        Reginald Rainey—Regional Director—Virginia

        Dr. John R. Cronin—Regional Academic Dean—Virginia

        Michael O. Williams—Regional Director—Maryland, Pennsylvania and Washington, D.C.

        Keith D. Dillon—Regional Academic Dean—Maryland, Pennsylvania and Washington, D.C.

        Pamela S. Bell—Director—Strayer University Online

        Betty G. Shuford—Dean of Student Affairs (all regions)

        Marjorie Arrington—Director of Financial Aid and Title IV Compliance

        Ann P. Berger—Director of Business Development

        Gregory Ferenbach—Deputy General Counsel

        David A. Moulton—Director of Libraries

        Randi S. Reich—Director of Business Processes

        Geoffrey D. Roth—Director of Facilities

        Michael K. Schuchert—Director of Institutional Research and Assessment

        Cyndi L. Wastler—Director of Academic Records

        Similarly, at the campus level, the day-to-day business operations are managed by a campus manager and the academic functions are overseen by a campus dean. Each campus is staffed with personnel performing instructional, admissions, academic advising, financial aid, student services and career development functions. A learning resource center at each campus supports the University's instructional programs. Each learning resource center contains a library and computer laboratories and is operated by a full-time manager and support staff, who assist students in the use of research resources.

Marketing

        To generate interest among potential students, we engage in a broad range of activities to inform the working adult public and their employers about the programs we offer. These activities include: direct mail; internet marketing; marketing to our existing students; print and broadcast advertising; student referrals and corporate and government outreach activities. Direct response methods (direct mail and email advertising) are used to generate inquiries from potential students and their employers. Strayer University maintains booths and information tables at appropriate conferences and expos, as well as at transfer days at community colleges. Through our business-to-business outreach efforts, we market our programs to corporations with personal sales calls, distribution of information through corporate intranets and human resource departments and on-site information meetings. We implement a continuous marketing strategy to record inquiries in our database and track them through to application and registration. Additionally, we market information about new programs and new locations to students and alumni to encourage them to return for further education.

Student Profile

        The majority of Strayer University students are working adults pursuing their first college degree to improve their job skills and advance their careers. Of the students enrolled in Strayer University's programs at the beginning of the 2003 fall quarter, approximately 59% were age 31 or older and approximately 75% were engaged in a part-time (fewer than three courses each quarter) course of study. In the 2003 fall quarter, our students registered for an average of 8.7 course credits (about two classes per student).

        Strayer University has a very diverse student body. At the beginning of the 2003 fall quarter, approximately 62% of students were minorities and approximately 58% of students were women. Approximately 7% of the University's students were international, including those taking courses through Strayer University Online. Approximately 3% of the University's students are active duty military personnel. Strayer University prides itself on making post-secondary education accessible to working adults who missed or were previously unable to take advantage of education opportunities.

        The following is a breakdown of our students by program level as of the 2003 fall quarter:

Degree Programs	Number of students	Percentage of Degree Students
Bachelors	12,203	65%
Masters	4,107	22%
Associates	2,541	13%

Total Degree Students	18,851	100%

Non-Degree Programs	Number of students	Percentage of Non- Degree Students
Diploma	421	33%
Undergraduate Certificate	65	5%
Graduate Certificate	59	5%
Undeclared	742	57%

Total Non-Degree Students	1,287	100%

        Our business is seasonal and, as a result, our quarterly results of operations tend to vary within a year due to student enrollment patterns. Enrollment generally is highest in the fourth quarter, or fall term, and lowest in the third quarter, or summer term.

Student Admissions

        Strayer University seeks to ensure that incoming students have the necessary academic background to succeed in their course of study. Students attending Strayer University's undergraduate programs must possess a high school diploma or a General Educational Development Certificate. Students attending Strayer University's graduate programs must have a bachelor's degree from an accredited institution. If a student's undergraduate major varies widely from the student's proposed graduate course of study, certain undergraduate foundation courses may be necessary for admission to some of the highly technical courses offered at the graduate level.

        International students applying for admission must meet the same admission requirements as other students. Those students whose native language is not English must provide evidence that they are able to use the English language with sufficient facility to perform college-level work in an English-speaking institution.

Tuition and Fees

        Strayer charges tuition by the credit hour. All courses offered are 4.5 credit hours. As of January 1, 2004, undergraduate full-time students are charged at the rate of $243.50 per credit hour. Undergraduate part-time students are charged at the rate of $255.50 per credit hour. Courses in graduate programs are charged at the rate of $324.50 per credit hour. Accordingly, a full-time student seeking to obtain a bachelor's degree in four years currently would pay approximately $11,000 per year in tuition. Strayer University implemented a tuition price increase of 5% per credit hour effective January 1, 2004 which is already reflected in the above tuition rates. Under a variety of different programs, Strayer University offers scholarships and tuition discounts to active and reserve military students and in connection with various corporate and government sponsorship and tuition reimbursement arrangements.

Alternative Loan Program

        Since 1995, Strayer University had managed a self-funded long-term student loan program for eligible students as an alternative to government-sponsored loans. Education Loan Processing, Inc., a wholly-owned subsidiary, administered this program for Strayer University.

        In the fourth quarter of 2003, we sold our loan portfolio for approximately $10 million. We believe that our students could be better served by professional lenders, and that we could avoid balance sheet risk associated with long-term lending by selling the portfolio to an established banking entity.

        Going forward, we may continue to originate loans, which we expect to divest to various long-term lenders, but will not be in the business of long-term lending to our students.

Strayer Foundation Scholarships

        The Strayer University Education Foundation (the "Foundation") was established by a former majority stockholder of Strayer as an independent entity to provide scholarships and grant assistance for needy students who wish to pursue a program of study at Strayer University. The Foundation has a nine-member Board of Trustees, including independent members (as well as Mr. Steffey), and oversees a variety of scholarship and grant programs for students based on eligibility criteria established by the Foundation's Board of Trustees.

Career Development Services

        Although most of Strayer University's students are adults who are already employed, the University actively assists its students and alumni with job placement and other career-related matters through career development offices in each region where the University has campuses. Strayer's career development personnel conduct workshops on employment-related topics (including resume preparation, interviewing techniques and job search strategies), maintain job listings, arrange campus interviews by employers and provide other placement assistance. Strayer University sponsors career fairs in the fall and spring quarters for students and alumni to discuss career opportunities with companies and governmental agencies.

        We regularly conduct alumni surveys to monitor the career progression of our graduates and to support outcomes assessment efforts required by Middle States and state regulators. In 2003, 625 recent alumni participated in the study. Ninety-two percent (92%) reported being employed, and over two-thirds (68.1%) indicated having a new job or promotion since completing their degree at Strayer University. Strayer University students and graduates are employed by a wide range of companies and many governmental agencies.

Employees

        As of December 31, 2003, Strayer University employed 833 faculty members, of whom 140 were full-time and 693 were part-time, and 690 non-faculty staff in information systems, financial aid, recruitment and admissions, student administration, marketing and human resources, corporate accounting and other administrative functions. Of the University's non-faculty staff, 546 were employed full-time and 144 were employed part-time.

Intellectual Property

        In the ordinary course of its business, Strayer develops many kinds of intellectual property that are or will be the subject of copyright, trademark, service mark, patent, trade secret or other protections. Such intellectual property includes Strayer's courseware materials for classes taught via the internet or other distance-learning means and business know-how and internal processes and procedures developed to respond to the requirements of its operations and various education regulatory agencies. Strayer also claims a common law right to the mark "STRAYER" for educational services and has obtained federal registration of the mark.

Properties

        We have 27 campuses and six other properties. We own six properties and lease the others. The table set forth below lists each of our properties.

Campuses	Other Properties
Alexandria, VA*	Corporate Headquarters (Arlington, VA)
Anne Arundel County, MD	Corporate Headquarters (Rosslyn, VA)
Arlington, VA	Regional Headquarters (Jessup, MD)
Chesapeake, VA	Regional Headquarters (Lorton, VA)
Charlotte, NC (two campuses)	Regional Headquarters (Charlotte, NC)
Chesterfield, VA	Strayer University Online (Newington, VA)
Delaware County, PA
Fredericksburg, VA
Greenville, SC
Henrico County (Glen Allen, VA)*
Loudoun (Ashburn, VA)*
Lower Bucks, PA
Manassas, VA*
Memphis, TN (two campuses)
Montgomery County (Germantown, MD)
Nashville, TN
Newport News, VA
North Raleigh, NC
Owings Mills, MD
Prince George's County, MD
Raleigh-Durham, NC
Takoma Park (Washington, D.C.)*
Washington, D.C.
White Marsh (Baltimore, MD)
Woodbridge, VA*

*
Owned property.

Regulation

  Regulatory Environment

        The Higher Education Act and the regulations promulgated thereunder require all higher education institutions that participate in the various Title IV programs, including Strayer University, both to comply with detailed substantive and reporting requirements and to undergo periodic regulatory scrutiny. The Higher Education Act mandates specific regulatory responsibility for each of the following components of the higher education regulatory triad: (1) the federal government through the Department of Education; (2) the institutional accrediting agencies recognized by the U.S. Secretary of Education and (3) state education regulatory bodies. The regulations, standards and policies of these regulatory agencies are subject to change.

  Accreditation

        Strayer University has been institutionally accredited since 1981 by Middle States, a regional accrediting agency recognized by the U.S. Secretary of Education. Accreditation is a system for recognizing educational institutions and their programs for performance, integrity, educational quality, faculty, physical resources, administrative capability and financial stability that entitles them to the confidence of the educational community and the public. In the United States, this recognition comes primarily through private voluntary associations of institutions and programs of higher education. These associations establish criteria for accreditation, conduct peer-review evaluations of institutions and professional programs for accreditation and publicly designate those institutions that meet their criteria. Accredited schools are subject to periodic review by accrediting bodies to determine whether such schools maintain the performance, integrity and quality required for accreditation.

        Middle States is the same accrediting agency that grants institutional accreditation to other degree-granting public and private colleges and universities in its region (namely, Delaware, District of Columbia, Maryland, New Jersey, New York, Pennsylvania, Puerto Rico and U.S. Virgin Islands). Accreditation by Middle States is an important attribute of Strayer University. Colleges and universities depend on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate's credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation is necessary to qualify for eligibility to participate in federal student financial assistance programs. In 2000, Middle States reaffirmed Strayer University's accreditation for a ten-year period.

        In 2000, the accrediting agencies that accredit higher education institutions in various regions of the United States adopted a "Policy Statement on Evaluation of Institutions Operating Interregionally." Under that policy, both the "home" regional accreditor and the "host" regional accreditor cooperate to evaluate an institution that delivers education at a physical site in the host accreditor's region. Although the home region is solely responsible for final accreditation actions, as we open campuses in regions outside the Middle States region, the host regional accreditors also will participate in the accreditation process of such expansion operations.

  State Education Licensure

        We are authorized to offer our programs, including those offered through Strayer University Online, by the applicable educational regulatory agencies in all states where our campuses and Strayer University Online facilities are located. We are dependent upon the authorization of each state where we are physically located to allow us to operate and to grant degrees or diplomas to students in those states. We are subject to extensive regulation in each of the eight jurisdictions (Pennsylvania, Maryland, Washington, D.C., Virginia, North Carolina, Tennessee, South Carolina and Georgia) in which we currently maintain campuses or are authorized to offer educational programs, and we will be subject to similar extensive regulation in those additional states in which we may expand our operations in the future. State laws and regulations affect our operations and may limit our ability to introduce educational programs or establish new campuses. We are required by the Higher Education Act to maintain appropriate state education licensure in each state where we maintain a campus that participates in Title IV programs.

        The increasing popularity and use of the internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries or to the interpretation of the application of existing laws and regulations to such services. These new laws and interpretations may relate to issues such as the requirement that online education institutions be licensed as a school in one or more jurisdictions where they have no physical location. New laws, regulations or interpretations related to doing business over the internet could increase Strayer University Online's cost of doing business, affect its ability to increase enrollments and revenues or otherwise have a material adverse effect on our business.

  Other Approvals

        We are approved by appropriate authorities for the education of veterans and members of the selective reserve and their dependents, as well as for the rehabilitation of handicapped veterans. In addition, we are authorized by the U.S. Department of Homeland Security ("DHS") to admit foreign students for study in the United States subject to applicable requirements. The DHS, working with the U.S. Department of State, recently implemented a mandatory electronic reporting system for schools that enroll foreign students and exchange visitors.

  Financing Student Education

        Students finance their Strayer University education in a variety of ways. A significant number of students utilize federal financial aid. In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Congress has enacted several tax credits for students pursuing higher education and has provided for a tax deduction for interest on student loans and exclusions from income of certain tuition reimbursement amounts. We also offer a variety of grants, loans (including loans under the SEL Program), scholarships and work-study programs as financing options for our students.

        In 2002, approximately 44% of Strayer University's students participated in one or more Title IV programs. A substantial portion (approximately 55% in 2002) of our revenues are derived from tuition financed under Title IV programs.

        Our financial aid programs are designed to assist eligible students whose financial resources are inadequate to meet the cost of education. Aid is awarded on the basis of financial need, generally defined under the Higher Education Act as the difference between the cost of attending a program of study and the amount a student reasonably can be expected to contribute to those expenses. All recipients of financial aid must maintain a satisfactory grade point average and progress in a timely manner toward completion of a program of study.

        The 1998 amendments to the Higher Education Act that took effect on October 7, 2000 address an institution's return-of-funds policy with regard to Title IV programs. Under the return-of-funds provision, the institution must first determine the amount of Title IV program funds that the student "earned." If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% point, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order and excluding the Federal Work-Study Program, the lesser of the unearned Title IV program funds or the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 30 days after the date of the institution's determination that a student withdrew. If such payments are not timely made, an institution may be subject to adverse action, including being required to submit a letter of credit equal to 25% of the refunds the institution should have made in its most recently completed fiscal year. Strayer believes that Strayer University's return-of-funds policy and practice is consistent with the current Higher Education Act.

  Title IV Programs

        Strayer University maintains eligibility for its students to participate in the following Title IV programs:

  •
  Federal Pell Grants.    Grants under the Federal Pell Grant ("Pell") program are available to eligible students based on financial need and other factors.

  •
  Campus-Based Programs    The "campus-based" Title IV programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Work-Study program and the Federal Perkins Loan ("Perkins") program.

  •
  Federal Family Education Loans.    Pursuant to the Federal Family Education Loan Program (the "FFEL Program"), which currently includes the Federal Stafford Loan ("Stafford") program, the Federal Parent Loan for Undergraduate Students ("PLUS") program and the Federal Consolidation Loan Program, students and their parents can obtain from lending institutions subsidized and unsubsidized student loans, which are guaranteed by a guaranty agency and ultimately by the federal government. Students who demonstrate financial need may qualify for a subsidized Stafford loan, and the federal government will pay the interest on the loan while the student is in school and until the student's obligation to repay the loan begins. Unsubsidized Stafford loans are available to students who do not qualify for a subsidized Stafford loan or, in some cases, in addition to a subsidized Stafford loan.

  •
  Federal Direct Student Loans.    Under the William D. Ford Federal Direct Loan Program (the "Direct Loan Program"), the Department of Education makes loans directly to students rather than guaranteeing loans made by lending institutions. Strayer University has not originated any loans under this program, but utilizes other Title IV loan programs.

  Other Financial Aid Programs

        In addition to Strayer University's own student loan and scholarship programs, eligible students at Strayer University may participate in educational assistance programs administered by the U.S. Department of Veterans Affairs, the U.S. Department of Defense, the District of Columbia and private organizations.

  Financial Aid Regulation

        To be eligible to participate in Title IV programs, Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be authorized by each state within which it is physically located to offer its educational programs and maintain institutional accreditation by a recognized accrediting agency. The institution also must be certified by the Department of Education to participate in Title IV programs, based on a determination that, among other things, the institution meets certain standards of administrative capability and financial responsibility. For purposes of the Title IV programs, Strayer University and all of its campuses are considered to be a single "institution of higher education" so that Department of Education requirements applicable to an "institution of higher education" are generally applied to all of Strayer University's campuses in the aggregate rather than on an individual basis. Strayer University and each of its campuses are currently certified to participate in Title IV programs.

        Congress reauthorizes the Higher Education Act approximately every five to six years. Congress most recently reauthorized the Higher Education Act in 1998. It has begun review of the Higher Education Act for purposes of reauthorization and is currently expected to complete its review in 2004. In addition, Congress reviews and determines appropriations for Title IV programs on an annual basis. An elimination of certain Title IV programs, a reduction in federal funding levels of such programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could reduce the ability of certain students to finance their education. This, in turn, could lead to lower enrollments at Strayer University or require Strayer University to increase its reliance upon alternative sources of student financial aid. Given the significant percentage of Strayer University's revenues that are derived indirectly from the Title IV programs, the loss of or a significant reduction in Title IV program funds available to Strayer University's students could have a material adverse effect on Strayer. In addition, the regulations applicable to Strayer University have been subject to frequent revisions, many of which have increased the level of scrutiny to which higher education institutions are subjected and have raised applicable standards. If Strayer University were not to continue to comply with such regulations, such non-compliance might affect the operations of the University and its ability to participate in Title IV programs. Certain elements of the regulations applicable to Strayer University are described below.

  Increased Regulatory Scrutiny

        The 1992 amendments to the Higher Education Act formalized, modified and strengthened the regulatory structure known as the "Program Integrity Triad," which consists of the Department of Education, recognized accrediting agencies and state education regulatory bodies. Congress intended this initiative to increase the regulatory scrutiny of post-secondary educational institutions. The 1998 amendments to the Higher Education Act preserve the Program Integrity Triad with some refinements. In addition to the Program Integrity Triad, other participants in Title IV programs, notably student loan guaranty agencies, also have enforcement authority.

  Administrative Capability

        Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite "administrative capability" to participate in Title IV programs. To meet the administrative capability standards, an institution, among other things, must comply with all applicable Title IV program regulations, must not have cohort default rates above specified levels, must have various procedures in place for safeguarding federal funds, must not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension, must submit in a timely manner all reports and financial statements required by the regulations and must not otherwise appear to lack administrative capability.

  Provisional Certification

        In certain circumstances, including a change in ownership resulting in a change of control, the Department of Education may certify an institution's continuing eligibility to participate in Title IV programs on a provisional basis that may extend no longer than through the end of the third complete award year (July 1—June 30) from the date of provisional certification. During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution's certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Strayer University currently is provisionally certified due to a change in ownership and control that occurred when New Mountain ceased to be a controlling stockholder of Strayer under applicable regulations (see "—Change in Ownership Resulting in a Change of Control").

  Third Party Servicers

        Department of Education regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution's participation in Title IV programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution to the Secretary of Education for any violation by the servicer of any Title IV provision. An institution must report to the Department of Education new contracts with or any significant modifications to contracts with third-party servicers as well as other matters related to third-party servicers. Strayer University has written contracts with three third-party servicers: Financial Aid Management for Education, Inc., Post-secondary Education Assistance Corporation and Weber and Associates, Inc. The servicers each perform activities related to Strayer University's participation in Title IV programs, such as certifying FFEL Program loan applications, preparing reports from Strayer University to the Department of Education, issuing payments for the Pell and campus-based programs and issuing and collecting Perkins loans.

  Financial Responsibility

        The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Strayer University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the services described in its official publications and statements, provide the administrative resources necessary to comply with Title IV requirements and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department of Education.

        Department of Education standards utilize a complex formula to assess financial responsibility. The standards focus on three financial ratios: (1) equity ratio (which measures the institution's capital resources and ability to borrow); (2) primary reserve ratio (which measures the institution's financial viability and liquidity) and (3) net income ratio (which measures the institution's ability to operate at a profit or within its means). An institution's financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. Strayer University has applied the financial responsibility standards to its audited financial statements as of and for the year ended December 31, 2002 and calculated a composite score of 3.0, the highest score available. Strayer therefore believes that Strayer University meets the Department of Education's financial responsibility standards.

  Student Loan Defaults

        Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a "cohort default rate") is calculated for each institution with 30 or more borrowers entering repayment in a given federal fiscal year by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. For such institutions, the Department of Education calculates a single cohort default rate for each federal fiscal year that includes in the cohort all current or former student borrowers at the institution who entered repayment on any FFEL Program or Direct Loan Program loan during that year.

        The Department of Education issued new regulations effective July 1, 2001 regarding cohort default rates. Under these regulations, if the Department of Education notifies an institution that its three most recent cohort default rates are each 25% or greater, the institution's participation in the FFEL Program, Direct Loan Program and Federal Pell Grant Program ends 30 days after the notification, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution's participation in the FFEL Program and Direct Loan Program ends 30 days after notification that its most recent cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years. The new regulations also address cohort default rates for institutions that have undergone a change in status, such as acquisition or merger of institutions and acquisition of another institution's branches or locations.

        If an institution's cohort default rate equals or exceeds 25% in each of the three most recent federal fiscal years, the institution may be placed on provisional certification status. Provisional certification does not limit an institution's access to Title IV program funds; however, an institution with provisional status is subject to closer review by the Department of Education and may be subject to summary adverse action if it violates Title IV program requirements. Strayer University's cohort default rates on FFEL Program loans for the 1999, 2000 and 2001 federal fiscal years, the three most recent years for which this information is available, were 5.6%, 4.7% and 4.3%, respectively. The average cohort default rates for proprietary institutions nationally were 9.3%, 9.4% and 9.0% in fiscal years 1999, 2000 and 2001, respectively.

  The "90/10 Rule"

        Under what is commonly referred to as the "90/10 Rule," the Higher Education Act provides that proprietary institutions of higher education, such as Strayer University, are eligible to participate in Title IV programs only if they derive no more than 90% of their revenues from Title IV programs, as determined in accordance with a formula described in the Department of Education regulations. A proprietary institution that violates the "90/10 Rule" loses its eligibility to participate in Title IV programs for at least one year. During 2002, Strayer University derived 55% of its revenues from tuition financed under Title IV programs.

  Incentive Compensation

        As a part of an institution's program participation agreement with the Department of Education and in accordance with the Higher Education Act, the institution may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity. The Department of Education recently promulgated regulations to clarify the incentive payment rule. The regulations set forth 12 "safe harbors," which describe payments or arrangements that do not violate the incentive payment rule. Failure to comply with the incentive payment rule could result in loss of ability to participate in federal student financial aid programs or financial penalties. Although there can be no assurance that the Department of Education would not find deficiencies in Strayer University's present or former employee compensation and third-party contractual arrangements, Strayer University believes that its employee compensation and third-party contractual arrangements comply with the incentive compensation provisions of the Higher Education Act.

  Distance Learning and the "50% Rules"

        Strayer University offers all of its existing degree and diploma programs through Strayer University Online, delivering instruction via internet-based telecommunications from Strayer's Distance Learning Center in Lorton, Virginia. Strayer University Online has been approved by the applicable regulatory agencies in all states where our campuses and Strayer University Online facilities are located. During the fall 2003 quarter, Strayer University had 10,615 students taking at least one online course, 8,550 of whom took classes solely through Strayer University Online.

        The Higher Education Act generally excludes from Title IV program participation institutions at which more than 50% of the institution's courses are offered by correspondence or at which 50% or more of the institution's students are enrolled in correspondence courses. The Secretary of Education is authorized to waive the limitation on student enrollment in correspondence courses at his/her discretion in the case of institutions offering two- or four-year programs leading to an associate or bachelor's degree. Department of Education regulations grant an automatic waiver of the limitation on student enrollment in correspondence courses if students enrolled in the institution's correspondence courses receive five percent or less of the total Title IV program funds received by all students enrolled at the institution and the institution offers two- or four-year programs leading to an associate or bachelor's degree. In addition, a student is not eligible for Title IV program funds for a correspondence course unless such course is part of a program leading to an associate, bachelor's or graduate degree. The Higher Education Act states that, with respect to institutions like Strayer University where at least half of the programs lead to an associate, bachelor's or graduate degree, a student enrolled in a course of instruction that is offered in whole or in part through telecommunications and leads to a recognized certificate for a program of study of one year or longer, or to a recognized associate, bachelor's or graduate degree, is not considered to be enrolled in a correspondence course, unless the total number of telecommunications and traditional correspondence courses offered by the institution equals or exceeds 50% of the total number of courses offered by the institution. For purposes of the 50% rules, a course must be considered as being offered once during an award year regardless of the number of times it is offered during that year, and a course that is offered both on campus and online must be considered two courses for the purpose of determining the total number of courses the institution provided during an award year. Strayer University's policy is to ensure that it remains in compliance with the 50% rules by monitoring its course offerings and ensuring that the number of courses offered through Strayer University Online will not equal or exceed one-half of the total number of courses offered by Strayer University, calculated in accordance with Department of Education regulations. Strayer University does not offer traditional correspondence courses.

  Compliance Reviews

        Strayer University is subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, guaranty agencies and accrediting agencies. The Higher Education Act and Department of Education regulations also require an institution to submit annually a compliance audit of its administration of the Title IV programs conducted by an independent certified public accountant in accordance with Government Auditing Standards and applicable audit guides of the Department of Education's Office of Inspector General. In addition, to enable the Secretary of Education to make a determination of financial responsibility, an institution must submit annually audited financial statements prepared in accordance with Department of Education regulations.

  Potential Effect of Regulatory Violations

        If Strayer University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring Strayer University to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV funds, requiring the University to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against the University, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate the participation of the University in Title IV programs. In addition, Strayer University's guaranty agencies could initiate proceedings to limit, suspend or terminate Strayer University's eligibility to provide guaranteed student loans in the event of certain regulatory violations. Although there are no such sanctions currently in force, and Strayer University does not believe any such sanctions or proceedings are presently contemplated, if such sanctions or proceedings were imposed against Strayer University and resulted in a substantial curtailment of the University's participation in Title IV programs, Strayer University would be materially and adversely affected.

        If Strayer University lost its eligibility to participate in Title IV programs, or if the amount of available federal student financial aid were reduced, the University would seek to arrange or provide alternative sources of revenue or financial aid for students. The SEL Program would provide one such alternative, but there can be no assurance that the SEL Program could provide loans sufficient to make up for the loss of Title IV program funds. Although the University believes that one or more private organizations would be willing to provide financial assistance to students attending Strayer University, there is no assurance that this would be the case, and the interest rate and other terms of such student financial aid might not be as favorable as those for Title IV program funds. Strayer University may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Strayer University to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on Strayer University even if it could arrange or provide alternative sources of revenue or student financial aid.

  Restrictions on Adding Locations and Educational Programs

        State requirements and accrediting agency standards may in certain instances limit the ability of Strayer University to establish additional locations and programs. Many states require approval before institutions can add new programs or teaching locations under specified conditions. Middle States requires institutions that it accredits to notify it in advance of implementing new programs or locations, and upon notification may undertake a review of the institution's accreditation. Based on its current understanding of how these standards will be applied, the University does not believe that these standards will have a material adverse effect on Strayer University or its expansion plans.

        The Higher Education Act requires proprietary institutions of higher education to be in full operation for two years before qualifying to participate in Title IV programs. However, the applicable regulations in many circumstances permit an institution that is already qualified to participate in Title IV programs to establish additional locations that are exempt from the two-year rule. Such additional locations generally may qualify immediately for participation in the Title IV programs, unless the location was acquired from another institution that has ceased offering educational programs at that location and has Title IV liabilities that it is not repaying in accordance with an agreement to do so, and the acquiring institution does not agree to be responsible for certain liabilities of the acquired institution. The new location must satisfy all other applicable requirements for institutional eligibility, including approval of the additional location by the relevant state authorizing agency and the institution's accrediting agency. Strayer University's expansion plans assume its continued ability to establish new campuses as additional locations of Strayer University under such applicable regulations and thereby to avoid incurring the two-year delay in participation in Title IV programs. The loss of state authorization or accreditation by Strayer University or an existing campus, or the failure of Strayer University or a new campus to obtain state authorization or accreditation, would render Strayer University ineligible to participate in Title IV programs at least in that state or at that location.

        The Department of Education regulations require institutions to report to the Department of Education a new additional location at which at least 50% of an eligible program will be offered, if the institution wants to disburse Title IV program funds to students enrolled at that location. If the institution participates in Title IV programs under provisional certification, as the University currently does as a result of New Mountain's ceasing to be a controlling stockholder of Strayer under applicable regulations (see "—Change in Ownership Resulting in a Change of Control"), and in other circumstances specified in the Department of Education's regulations, the institution must obtain Department of Education approval for the new location before providing Title IV assistance to students at that location. Otherwise, once it reports the location to the Department of Education, the institution may disburse Title IV program funds to eligible students at that location if the location is licensed and accredited. Institutions are responsible for knowing whether they need approval, and institutions that add locations and disburse Title IV program funds without having obtained any necessary Department of Education approval may be subject to administrative repayments and other sanctions. Strayer does not believe that the Department of Education's regulations will create significant obstacles to Strayer University's plans to add new campuses.

        Generally, if an institution eligible to participate in Title IV programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, a degree-granting institution such as Strayer is not obligated to obtain Department of Education approval of additional programs that lead to an associate, bachelor's, professional or graduate degree at a level already awarded. Similarly, an institution is not required to obtain advance approval for new programs that both prepare students for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meet certain minimum-length requirements. In the event that an institution that does not have the Department of Education's express approval for the addition of a new program erroneously determines that the new educational program is eligible for Title IV funds, the institution may be liable for repayment of Title IV aid received by the institution or students in connection with that program. Strayer does not believe that the Department of Education's regulations will create significant obstacles to Strayer University's plans to add new programs.

  Change in Ownership Resulting in a Change of Control

        Many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in ownership or other aspects of institutional status, but the types of and triggers for such reporting or approval vary among states and accrediting agencies. In addition, Strayer University's accrediting agency, Middle States, requires institutions that it accredits to inform it in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. Examples of substantive changes requiring advance notice to Middle States include changes in the legal status, ownership or form of control of the institution, such as the sale of a proprietary institution. Middle States must approve a substantive change in advance in order to include the change in the institution's accreditation status.

        The Higher Education Act provides that an institution that undergoes a change in ownership resulting in a change of control loses its eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. An institution is ineligible to receive Title IV program funds during the period prior to recertification. The Higher Education Act provides that the Department of Education may temporarily, provisionally certify an institution seeking approval of a change of ownership and control based on preliminary review by the Department of Education of a materially complete application received by the Department of Education within ten business days after the transaction. The Department of Education may continue such temporary, provisional certification on a month-to-month basis until it has rendered a final decision on the institution's application. If the Department of Education determines to approve the application after a change in ownership and control, it issues a provisional certification, which extends for a period expiring not later than the end of the third complete award year following the date of provisional certification. The Higher Education Act defines one of the events that would trigger a change in ownership resulting in a change of control as the transfer of the controlling interest of the stock of the institution or its parent corporation. For a publicly traded corporation, the securities of which are required to be registered under the Exchange Act, such as Strayer, the Department of Education regulations implementing the Higher Education Act define a change in ownership resulting in a change of control as occurring when a person acquires ownership and control of a corporation such that the corporation is required to file a Form 8-K with the Securities and Exchange Commission ("SEC") notifying that agency of the change of control. The regulations also provide that a change in ownership and control of a publicly traded corporation occurs if a person who is a controlling stockholder of the corporation ceases to be a controlling stockholder. A controlling stockholder is a stockholder who holds or controls through agreement both 25% or more of the total outstanding voting stock of the corporation and more shares of voting stock than any other stockholder.

        Strayer University currently has DHS approval to admit foreign students for U.S. study, subject to applicable regulations. In certain circumstances, DHS may require an institution to obtain approval for a change in ownership and control.

        Pursuant to federal law providing benefits for veterans and reservists, the University is approved for education of veterans and members of the selective reserve and their dependents by the state approving agency in the District of Columbia, Maryland, North Carolina, Tennessee and Virginia. In

certain circumstances, state approving agencies may require an institution to obtain approval for a change in ownership and control.

        In March 2001, in order to complete the change of ownership associated with Strayer's self-tender offer to repurchase common shares and its issuance of its Series A Preferred Stock to New Mountain Partners, L.P., which is a private equity fund managed by New Mountain Capital, LLC, and MidOcean (formerly known as DB Capital Investors, L.P.), which is a private equity fund managed by MidOcean US Advisor, L.P., Strayer University was required to make a number of submissions to educational regulatory bodies, including, among others: (1) filing a "substantive change" report with Middle States; (2) filing an application for approval to participate in federal student financial aid programs with the Department of Education; (3) filings with the D.C. Education Licensure Commission, the Maryland Higher Education Commission and the Virginia State Council of Higher Education; and (4) filings with the Immigration and Naturalization Service of the U.S. Department of Justice (DHS's predecessor agency with respect to, among other matters, foreign students and exchange visitors) and state approving agencies for veterans benefits in the District of Columbia, Maryland and Virginia. All of the applicable agencies approved the transaction, which closed in May 2001. As is customary for institutions undergoing a change of ownership resulting in a change of control, the Department of Education recertified the University on a provisional basis through June 30, 2004.

        In February 2004, New Mountain transferred the Trust Shares, representing approximately 2.6% of the outstanding common stock equivalents of Strayer, to the New Mountain Strayer Trust, an irrevocable trust. The beneficiaries of the trust are all of New Mountain's partners, at the time of a distribution from the trust, who are U.S. citizens or residents for tax purposes. Before transferring the Trust Shares to the trust, New Mountain irrevocably deposited into escrow the Trust Shares and gave to the trustee an irrevocable proxy to vote the Trust Shares during the escrow period. In connection with the transfer to escrow and the associated reduction in New Mountain's ownership and control below the Department of Education 25% regulatory threshold, Strayer University was required to make a number of submissions to educational regulatory bodies, including, among others, filing an application for approval to continue to participate in federal student financial aid programs with the Department of Education. All of the applicable regulatory agencies approved the transaction. After the Department of Education and other relevant regulatory agencies approved the change in ownership and control resulting from the transfer of the Trust Shares into escrow, the escrow agent transferred the Trust Shares to the New Mountain Strayer Trust. The University's education regulators, including the Department of Education, Middle States and relevant state education agencies, either do not require or have provided approval in connection with the sale of stock by the selling stockholders contemplated by this prospectus.

        If Strayer University underwent a change of control that required approval by any state authority, Middle States or any federal agency, and any required regulatory approval were significantly delayed, limited or denied, there could be a material adverse effect on Strayer University's ability to offer certain educational programs, award certain degrees or diplomas, operate one or more of its locations, admit certain students or participate in Title IV programs, which in turn would materially and adversely affect Strayer University's operations. A change that required approval by a state regulatory authority, Middle States or a federal agency could also delay Strayer University's ability to establish new campuses or educational programs and may have other adverse regulatory effects. Furthermore, the suspension from Title IV programs and the necessity of obtaining regulatory approvals in connection with a change of control may materially limit Strayer University's flexibility in future financing or acquisition transactions.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position
Directors:
Robert S. Silberman	46	Chairman of the Board and Chief Executive Officer
Dr. Charlotte F. Beason	56	Director
William E. Brock	73	Director
David A. Coulter	56	Director
Gary Gensler	46	Director
Robert R. Grusky	46	Director
Robert L. Johnson	57	Director
Steven B. Klinsky	47	Director
Todd A. Milano	51	Director
G. Thomas Waite, III	52	Director
J. David Wargo	50	Director
Executive Officers:
Scott W. Steffey	42	Executive Vice President and Chief Operating Officer
Dr. J. Chris Toe	49	University President
Mark C. Brown	44	Senior Vice President and Chief Financial Officer
Steven A. McArthur	46	Senior Vice President and General Counsel
Robert E. Farmer	65	Vice President, Human Resources, Administration and Training
Lysa A. Hlavinka	37	Vice President, Marketing
Kevin P. O'Reagan	44	Vice President and Chief Technology Officer
Sonya G. Udler	36	Vice President, Corporate Communications
Michael J. Fortunato	40	Controller

Directors

        Mr. Robert S. Silberman has been Chairman of the Board since February 2003 and Chief Executive Officer since March 2001. Mr. Silberman was an Executive in Residence at New Mountain Capital, LLC from August 2000 to March 2001. From 1995 to 2000, Mr. Silberman served as President and Chief Operating Officer (and in certain other capacities) of CalEnergy Company, Inc. From 1993 to 1995, Mr. Silberman was Assistant to the Chairman and Chief Executive Officer of International Paper Company. From 1989 to 1993, Mr. Silberman served in several senior positions in the U.S. Department of Defense, including as Assistant Secretary of the Army. Mr. Silberman has been a Director of Strayer since March 2001. He also serves on the board of directors of Surgis, Inc.

        Dr. Charlotte F. Beason is a consultant in education and health care administration. From 1988 to 1996, Dr. Beason was Director of Health Professions Education Service and the Health

Professional Scholarship Program at the Department of Veterans Affairs. From 2000 to 2003, Dr. Beason was Chair and Vice Chair of the Commission on Collegiate Nursing Education (an autonomous agency accrediting baccalaureate and graduate programs in nursing); Dr. Beason is currently a member of the Accreditation Review Committee of the American Nurses Credentialing Commission. Dr. Beason is a member of the Nominating/Governance Committee of the Board and also a member of the Strayer University Board of Trustees.

        Mr. William E. Brock is the Founder and has been Chairman of BRIDGES Learning Systems, Inc., an education services company, since 1996. From 1988 to 1995, Mr. Brock was the founder and Chairman of the Brock Group, a firm specializing in international trade, investment and human resources. From 1985 to 1987, Mr. Brock served as the U.S. Secretary of Labor. From 1981 to 1985, Mr. Brock served as the U.S. Trade Representative. From 1977 to 1981, Mr. Brock served as Chairman of the Republican National Committee. Mr. Brock served as a U.S. Senator from the State of Tennessee from 1971 to 1977. Mr. Brock is also a Director of On Assignment, Inc., HealthExtras, Inc. and Federal Medical, Inc. Mr. Brock is Chair of the Nominating/Governance Committee of the Board.

        Mr. David A. Coulter has been Vice Chairman, J.P. Morgan Chase & Co. since December 2000. Mr. Coulter was Vice Chairman of The Chase Manhattan Corporation from July 2000 to December 2000. Prior to joining Chase, Mr. Coulter led the west coast operations of the Beacon Group, a private investment and strategic advisory firm, and prior to that Mr. Coulter served as the Chairman and Chief Executive Officer of the BankAmerica Corporation. Mr. Coulter currently serves on the board of directors of PG&E Corporation, and he is Chair of the Compensation Committee of the Board.

        Mr. Gary Gensler served as Under Secretary of the U.S. Department of the Treasury from 1999 to 2001, and before that as Assistant Secretary of the Treasury from 1997 to 1999. From 1988 to 1997, Mr. Gensler was a partner of The Goldman Sachs Group, L.P., where he served in various capacities including co-head of finance, responsible for controllers and treasury worldwide. Mr. Gensler is co-author of "The Great Mutual Fund Trap." He serves as a Trustee of the Baltimore Museum of Art, the Bryn Mawr School and The Enterprise Foundation and is a member of the Board of Visitors of the University of Maryland Baltimore County and is a member of the Board of the Johns Hopkins Center for Talented Youth. Mr. Gensler also serves on the Management Advisory Board of New Mountain Capital, LLC. Mr. Gensler is Chair of the Audit Committee of the Board.

        Mr. Robert R. Grusky has been a Member of New Mountain Capital, LLC since January 2000. Since 2000, Mr. Grusky has also been the managing member of the limited liability company that is the general partner of Hope Capital Partners, L.P., an investment partnership that invests primarily in public equities. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation. From 1985 to 1997, with the exception of 1990-1991 when he was on a leave of absence to serve as a White House Fellow and Assistant for Special Projects to the Secretary of Defense, Mr. Grusky served in a variety of capacities, including Vice President, at Goldman, Sachs & Co., first in its Mergers & Acquisitions Department and then in its Principal Investment Area. He is also on the board of directors of Surgis, Inc. and a member of the Board of Trustees of Hackley School and the Multiple Myeloma Research Foundation. Mr. Grusky is a member of the Nominating/Governance Committee of the Board.

        Mr. Robert L. Johnson is the founder and Chief Executive Officer of Black Entertainment Television (BET), a subsidiary of Viacom and the leading African American-operated media and entertainment company in the United States. Mr. Johnson has held this position for more than five years. Mr. Johnson previously held positions at the Washington Urban League and the Corporation for Public Broadcasting. Mr. Johnson serves on the following boards: US Airways; Hilton Hotels Corporation; General Mills; United Negro College Fund; National Cable Television Association; and the American Film Institute. Mr. Johnson is also a member of the Board of Governors for the Rock and Roll Hall of Fame in Cleveland, Ohio; and the Brookings Institute. Mr. Johnson is a member of the Compensation Committee of the Board.

        Mr. Steven B. Klinsky is the founder and has been the Managing Member and Chief Executive Officer of New Mountain Capital, LLC since January 2000. From 1987 to June 1999, Mr. Klinsky was a general partner of Forstmann Little & Co., a private equity firm. Mr. Klinsky was non-executive Chairman of the Board from March 2001 until February 2003. Mr. Klinsky is the Board's Presiding Outside Director. He also serves on the board of directors of Surgis, Inc.

        Mr. Todd A. Milano has been President and Chief Executive Officer of Central Pennsylvania College since 1989. Mr. Milano is a member of the Audit Committee of the Board and is also a member of the Strayer University Board of Trustees.

        Mr. G. Thomas Waite, III has been Treasurer and Chief Financial Officer of the Humane Society of the United States since 1993. In 1992, Mr. Waite was the Director of Commercial Management of The National Housing Partnership. Mr. Waite is a member of the Audit Committee of the Board and is also a member of the Strayer University Board of Trustees.

        Mr. J. David Wargo has been a Member of New Mountain Capital, LLC since January 2000. Since 1993, Mr. Wargo has also been the President of Wargo and Company, Inc., an investment management company. From 1989 to 1992, Mr. Wargo was a Managing Director and Senior Analyst of The Putnam Companies, a Boston-based investment management company. From 1985 to 1989, Mr. Wargo was a partner and held other positions at Marble Arch Partners. Mr. Wargo is also a Director of OPENTV Corporation. Mr. Wargo is a member of the Compensation Committee of the Board.

Executive Officers

        Mr. Scott W. Steffey joined Strayer in March 2001 as its Executive Vice President and Chief Operating Officer after serving as an Executive in Residence at New Mountain Capital, LLC from March 2000 to March 2001. Prior to that, Mr. Steffey served for four years as Vice Chancellor of the State University of New York, the largest public post-secondary higher education system in the world. He is also the founder of the Charter Schools Institute, an organization that establishes competitive K-12 schools in New York State dedicated to providing improved educational opportunities for economically disadvantaged students. Previously, Mr. Steffey held senior management positions at NYNEX Corporation and American Express Company.

        Dr. J. Chris Toe is the University's President. Dr. Toe has spent 25 years in government, international business, and higher education. Eight of his 14 years in higher education have been at Strayer, which he joined in 1993. He began his career as an economist in the West African Republic of Liberia and served on the economics faculty at Texas Tech University in Lubbock, Texas for many years. Prior to becoming University President, Dr. Toe was University Provost and Academic Dean. Prior to that, he managed enrollment and student services, and graduate programs at the University. He has been a Professor and Campus Dean, and he still teaches a graduate research class.

        Mr. Mark C. Brown joined Strayer in September 2001 as its Senior Vice President and Chief Financial Officer. Mr. Brown was most recently the Chief Financial Officer of the Kantar Group, the information and consultancy division of WPP Group, the multi-national communications services company. Prior to that, for nearly 12 years, Mr. Brown held a variety of management positions at PepsiCo Inc. including Director of Corporate Planning for Pepsi Bottling Group and Business Unit Chief Financial Officer for Pepsi-Cola International. Mr. Brown is a CPA who started his career with PricewaterhouseCoopers LLP.

        Mr. Steven A. McArthur joined Strayer in May 2001 as its Senior Vice President and General Counsel. Mr. McArthur is responsible for oversight of all legal matters for Strayer and coordinating with other responsible officers on various regulatory, administrative, employee benefit, real estate, leasing and insurance matters. Mr. McArthur previously served as Senior Vice President and General Counsel of CalEnergy Company, Inc. and its successor, MidAmerican Energy Holdings Company, a Fortune 500 diversified holding company, and a number of its public company subsidiaries. Mr. McArthur has over 18 years experience advising various public companies in the areas of regulatory compliance, mergers and acquisitions, financings and related legal matters.

        Mr. Robert E. Farmer is Vice President of Human Resources, Administration and Training of Strayer, a position to which he was appointed in 2001. Previously, Mr. Farmer was the University's Director of Operations (in 2000) and Director of Human Resources for the University, a position he held since 1995. Mr. Farmer was the Campus Coordinator of the University's Arlington campus from 1992 until 1995, and he was the Director of Admissions at that campus from 1990 to 1992.

        Ms. Lysa A. Hlavinka has been working in the for-profit education field for the past 11 years and joined Strayer in May 2001 as Vice President, Marketing. Ms. Hlavinka started her career as an account executive at an advertising agency and joined the University of Phoenix in 1990. As that company grew, Ms. Hlavinka held positions as Marketing Manager, Director of Administrative Services, and, most recently, National Director of Advertising. While at the University of Phoenix, she taught marketing and public relations courses as an adjunct faculty member.

        Mr. Kevin P. O'Reagan has been active in the technology field for the past 18 years and joined Strayer in July 2001 as its Vice President and Chief Technology Officer. Mr. O'Reagan started his career with Andersen Consulting and later joined Prudential Mortgage as the Director of Technology. He most recently was the Chief Technology Officer of the RIA Group of the Thompson Corporation. Mr. O'Reagan has also developed and taught courses at the post-graduate level as an adjunct faculty member at The Johns Hopkins University in its Information Technology Program.

        Ms. Sonya G. Udler joined Strayer as its Vice President, Corporate Communications in July 2002, bringing over 14 years of public relations and marketing communications experience to Strayer. For the two years prior to joining Strayer, she served as a public relations and media strategies consultant. She previously served as Senior Vice President at Young & Associates Inc., a public relations agency, where she developed communications strategies and media programs for Bell Atlantic, Siemens, Verizon and other leading technology companies.

        Mr. Michael J. Fortunato joined Strayer as its Controller in September 2002, bringing 17 years of accounting experience from a variety of industries, including healthcare, real estate, international investing and most recently software development. Mr. Fortunato is a CPA who started his career with the accounting firm of KPMG Peat Marwick.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership by the selling stockholders of our common stock as of January 31, 2004 and as adjusted to reflect the sale of 3,000,000 shares of common stock offered by the selling stockholders, but without giving effect to the exercise of the underwriters' over-allotment option. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Name of Beneficial Owner
	Number	Percent(1)	Number	Number	Percent(2)
New Mountain Partners, L.P. (3)(4)(5)	3,475,111	25.9%	1,613,794	1,861,317	12.8%
MidOcean Capital Investors, L.P. (formerly DB Capital Investors, L.P.) (5)(6)	1,087,946	9.4%	1,000,000	87,946	0.6%
New Mountain Strayer Trust (7)	386,206	3.5%	386,206	0	0

        The following table sets forth information with respect to the beneficial ownership by the selling stockholders of our common stock as of January 31, 2004 and as adjusted to reflect the sale of 3,450,000 shares of common stock offered by the selling stockholders, giving effect to the underwriters' over-allotment option. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Name of Beneficial Owner
	Number	Percent(1)	Number	Number	Percent(8)
New Mountain Partners, L.P. (3)(4)(5)	3,475,111	25.9%	1,860,848	1,614,263	10.9%
MidOcean Capital Investors, L.P. (formerly DB Capital Investors, L.P.) (5)(6)	1,087,946	9.4%	1,087,946	0	0
New Mountain Strayer Trust (7)	386,206	3.5%	386,206	0	0
Robert S. Silberman	272,785	2.5%	50,000	222,785	1.6%
Scott W. Steffey	177,081	1.6%	41,250	135,831	1.0%
Mark C. Brown	61,353	0.6%	10,417	50,936	0.4%
Steven A. McArthur	11,743	0.1%	8,333	3,410	0.0%
Kevin P. O'Reagan	29,999	0.3%	5,000	24,999	0.2%

(1)
Based on 10,703,395 shares of common stock outstanding as of January 31, 2004 and also includes (a)(i) with respect to New Mountain, 2,708,111 shares of common stock issuable upon conversion of its Series A Preferred Stock, (ii) with respect to MidOcean, 854,946 shares of common stock issuable upon conversion of its Series A Preferred Stock and (iii) with respect to the New Mountain Strayer Trust, 386,206 shares of common stock issuable upon conversion of its Series A Preferred Stock, in each case including payment-in-kind dividends accrued through January 31, 2004 and (b)(i) with respect to Robert S. Silberman, 266,666 shares of common stock issuable upon the exercise of options, (ii) with respect to Scott W. Steffey, 174,999 shares of common stock issuable upon the exercise of options, (iii) with respect to Mark C. Brown, 59,999 shares of common stock issuable upon the exercise of options, (iv) with respect to Steven A. McArthur, 8,333 shares of common stock issuable upon the exercise of options and (v) with respect to Kevin P. O'Reagan, 29,999 shares of common stock issuable upon the exercise of options.

(2)
Based on 13,470,395 shares of common stock outstanding as of January 31, 2004 and also includes (a)(i) with respect to New Mountain, 1,094,317 shares of common stock issuable upon conversion of its Series A Preferred Stock and (ii) with respect to MidOcean, 87,946 shares of common stock issuable upon conversion of its Series A Preferred Stock, in each case after giving effect to this offering and including payment-in-kind dividends accrued through January 31, 2004.

(3)
Represents (a) 767,000 shares of common stock owned by Ron K. and Beverly Bailey and their affiliated foundations, which New Mountain has the option to purchase under a currently exercisable option at $30.00 per share and (b) 2,708,111 shares of common stock issuable upon conversion of the Series A Preferred Stock (including dividends accrued through January 31, 2004) beneficially owned by New Mountain. Excludes shares reported in the table as beneficially owned by MidOcean. See footnote (5). Excludes shares reported in the table as beneficially owned by New Mountain Strayer Trust, as to which New Mountain disclaims beneficial ownership.

(4)
New Mountain Investments, L.P. ("NMI") is New Mountain's general partner and New Mountain GP, LLC ("NM") is NMI's general partner. Steven B. Klinsky, a director of Strayer, is the sole member of NM. Robert R. Grusky and J. David Wargo, directors of Strayer, are limited partners of NMI. Mr. Klinsky, Mr. Grusky and Mr. Wargo disclaim beneficial ownership of the shares owned by New Mountain, except to the extent of their pecuniary interests therein. The address for New Mountain, NMI and NM is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

(5)
See "Description of Capital Stock—Other Terms of Series A Preferred Stock—Corporate Governance" for a description of New Mountain's and MidOcean's rights, as holders of the Series A Preferred Stock, to elect members of our board of directors. Due to the voting provisions contained in the shareholders' agreement between New Mountain and MidOcean, New Mountain and MidOcean may be deemed to beneficially own each other's shares, although each disclaims beneficial ownership of the other's shares.

(6)
Represents (a) 233,000 shares of common stock owned by Ron K. and Beverly Bailey and their affiliated foundations, which MidOcean has the option to purchase under a currently exercisable option at $30.00 per share and (b) 854,946 shares of common stock issuable upon conversion of the Series A Preferred Stock (including dividends accrued through January 31, 2004) owned by MidOcean. Ultramar Capital, Ltd., MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the shares as a result of their direct or indirect control relationship with MidOcean. MidOcean Capital Partners, L.P. is the general partner of MidOcean, Existing Fund GP, Ltd. is the general partner of MidOcean Capital Partners, L.P., MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. J. Edward Virtue may be deemed the beneficial owner of the shares because he indirectly controls the securities, but disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for MidOcean, MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC is 320 Park Avenue, 17th Floor, New York, New York 10022.

(7)
Represents 386,206 shares of common stock issuable upon conversion of the Series A Preferred Stock owned by the New Mountain Strayer Trust.

(8)
Based on 13,920,395 shares of common stock outstanding as of January 31, 2004 and also includes (a) with respect to New Mountain, 847,263 shares of common stock issuable upon conversion of its Series A Preferred Stock after giving effect to this offering and including payment-in-kind dividends accrued through January 31, 2004 and (b)(i) with respect to Robert S. Silberman, 216,666 shares of common stock, (ii) with respect of Scott W. Steffey, 133,749 shares of common stock, (iii) with respect to Mark C. Brown, 50,936 shares of common stock and (iv) with respect to Kevin P. O'Reagan, 24,999 shares of common stock, in each case issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of (1) 20,000,000 shares of common stock, par value $0.01 per share, of which 10,703,395 shares were issued and outstanding as of December 31, 2003, and (2) 8,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 6,000,000 have been designated for issuance as Series A Preferred Stock, of which 3,899,944 shares were issued and outstanding or accrued as of December 31, 2003.

Common Stock

        Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. Strayer presently intends to pay regular cash dividends on its common stock. In the event of a liquidation, dissolution or winding up of Strayer, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. As described in more detail under "—Other Terms of Series A Preferred Stock—Corporate Governance" below, the holders of our Series A Preferred Stock have the right to elect specified percentages of our board of directors, depending on how many shares of Series A Preferred Stock are outstanding. As a result, holders of our common stock do not have the ability to vote for all members of our board of directors.

Preferred Stock

        In May 2001, Strayer underwent a $150 million recapitalization and change of control transaction in which it issued 5,769,231 shares of its Series A Preferred Stock to New Mountain and MidOcean (formerly known as DB Capital Investors, L.P.). Strayer used the $150 million, together with approximately $36.4 million of its cash and marketable securities, to repurchase 7,175,000 shares of outstanding common stock from its then chief executive officer and majority stockholder at $25.00 per share. The Series A Preferred Stock has an effective dividend yield of 5.43% and each share of Series A Preferred Stock is currently convertible into one share of common stock, subject to adjustment under certain circumstances. In addition, the Series A Preferred Stock has the following material terms:

  Authorized

        A total of 6,000,000 shares of Series A Preferred Stock, par value $.01 per share, have been authorized. Strayer issued 5,769,231 shares of Series A Preferred Stock in the May 2001 recapitalization of which 3,899,944 are issued and outstanding or accrued as of December 31, 2003. In November 2002, a total of 2,300,000 shares of Series A Preferred Stock were converted into 2,300,000 shares of common stock.

  Ranking

        The shares of Series A Preferred Stock rank, as to dividends, redemption payments and rights upon liquidation, dissolution or winding up, senior to the shares of common stock and on a parity with each other.

  Dividends

        The holders of shares of Series A Preferred Stock are entitled to receive dividends prior to any amounts being paid on the shares of common stock when, as and if declared by the board of directors out of funds legally available therefor. Dividends on the Series A Preferred Stock are payable as follows:

  •
  From the original issuance date of the Series A Preferred Stock until May 15, 2006, dividends accrue at an annual rate of 7.0% of the sum of the liquidation amount, which is $26.00 per share (subject to adjustment), plus any accumulated and unpaid dividends, with 3.5% of the original investment amount payable in cash when the dividend is declared and the rest accrued in additional shares and compounding quarterly until the Series A Preferred Stock either converts, is redeemed or a liquidation event occurs.

  •
  Beginning on May 16, 2006, dividends will accrue at an annual rate of 3.0% of the sum of the liquidation amount plus any accumulated and unpaid dividends, all of which will be payable in cash on a quarterly basis when the dividend is declared.

        In addition, when and if the board of directors declares regular quarterly dividends on the common stock up to $0.065 per share, holders of Series A Preferred Stock are not entitled to participate in the common stock dividend. However, the Series A Preferred Stock will participate on an as-converted basis in any dividends on the common stock in excess of the regular quarterly dividends of $0.065 per share.

  Conversion at the Option of the Holder

        The shares of Series A Preferred Stock are currently convertible, in whole or in part, at the option of the holder, into shares of common stock at a conversion rate of one share of common stock for each share of Series A Preferred Stock, subject to adjustment for certain events, including stock splits, stock dividends and dilutive issuances of capital stock.

  Liquidation Rights

        Upon any liquidation, dissolution or winding up of Strayer, the holders of Series A Preferred Stock are entitled to a liquidation preference, prior to any amounts being paid on the common stock, in an amount equal to the greater of:

        (1)   the sum of $26.00 per share of Series A Preferred Stock plus accumulated and unpaid dividends to the payment date (in each case, as adjusted for stock dividends, stock combinations, or similar events) and

        (2)   the product of

          (a)   the price of the common stock calculated as the average of the daily closing prices for the common stock for five consecutive trading days selected by the board of directors out of the 20 trading days preceding the date of the liquidation, dissolution or winding up and

          (b)   the number of shares of common stock which the holders of Series A Preferred Stock would have been entitled to receive if they had converted their shares immediately prior to liquidation, dissolution or winding up.

  Change of Control

        Upon any change of control of Strayer, the holders of Series A Preferred Stock are entitled, in each holder's sole discretion, to elect to receive the liquidation amount per share, as described above, plus accumulated and unpaid dividends to the payment date. If no election is made, the holders will retain their shares of Series A Preferred Stock.

        Our charter prohibits us from entering into most change of control transactions unless the transaction provides that the holders of Series A Preferred Stock have the right to convert such shares into the same kind and amount of securities, cash and other property that such holder would have received if the Series A Preferred Stock had been converted into common stock immediately prior to the proposed transaction. If the consideration to be received by the holders of common stock in a proposed transaction is less than the adjusted conversion price for the Series A Preferred Stock in effect at the time of the transaction, then the holders of Series A Preferred Stock would be entitled, immediately prior to the proposed transaction, to convert such Series A Preferred Stock into common stock at a per share conversion price equal to 99% of the per share consideration to be received in the proposed transaction by the holders of common stock.

  Voting Rights

        Each holder of Series A Preferred Stock is entitled to the number of votes per share equal to the number of whole shares of common stock into which all of the holder's shares of Series A Preferred Stock are convertible with respect to all matters submitted for stockholder approval. Except as provided by law or by the express terms of the Series A Preferred Stock, holders of Series A Preferred Stock vote together with holders of the common stock as a single class. For so long as there are any shares of Series A Preferred Stock outstanding, the approval of the holders of at least a majority of the Series A Preferred Stock will be required to take certain actions including:

  •
  any reclassification of the Series A Preferred Stock or any amendment, alteration or repeal of any provision of our charter or bylaws that adversely affects the dividend or liquidation preferences, voting powers or other rights of the holders of the Series A Preferred Stock;

  •
  the authorization, creation or issuance of additional equity securities ranking senior to or on par with the Series A Preferred Stock with respect to liquidation or distributions, or any security convertible into, or which provides a right to acquire, a senior or pari passu security;

  •
  any issuance of shares of common stock at a per share price equal to or less than $26.00, subject to certain adjustments, or securities convertible into or exchangeable for common stock at a per share conversion or exchange price equal to or less than $26.00; and

  •
  the declaration, payment or making of any dividend or distribution on the common stock other than our regular quarterly dividend of $0.065 per share of common stock subject to nominal increases consistent with past practices.

  Redemption at Strayer's Option

        The Series A Preferred Stock may not be redeemed at our option until May 15, 2004. From and after May 15, 2004 and until May 15, 2006, so long as the common stock is listed on the New York Stock Exchange or The Nasdaq National Market, Strayer may redeem shares of the Series A Preferred Stock, in whole or in part, within 45 days of any period in which the closing price of the common stock for at least 20 consecutive trading days equals or exceeds 200% of the conversion price, which is initially $26.00 per share; provided that the 20-day period may not begin before May 15, 2004. After May 15, 2006, Strayer may redeem the Series A Preferred Stock, in whole or in part, at the discretion of the majority of the members of the board of directors who are not elected by the holders of the Series A Preferred Stock. In either case, the redemption price of each share of Series A Preferred Stock is equal to the liquidation amount, plus accumulated and unpaid dividends to the redemption date. The decision to redeem the Series A Preferred Stock is to be made in the discretion of the directors not elected by the holders of the Series A Preferred Stock.

  Redemption at the Option of the Holder

        The holders of the Series A Preferred Stock have the right to require Strayer to redeem their shares only:

  •
  after the tenth anniversary of the original issuance of the shares (May 15, 2011);

  •
  upon a change of control of Strayer; or

  •
  in the event Strayer sells all or substantially all of its assets.

        Upon the occurrence of any of these events, a holder of Series A Preferred Stock may require us to redeem all or a part of that holder's shares of Series A Preferred Stock, at a purchase price in cash equal to the liquidation amount, as adjusted, of each share to be redeemed plus accumulated and unpaid dividends to the redemption date.

Registration Rights

  Demand Registration

        Strayer has agreed, pursuant to a Registration Rights Agreement dated as of May 15, 2001 with New Mountain and MidOcean, as successor to DB Capital Investors, L.P., that if it is not eligible to use the short-form registration statement, Form S-3 (as it currently is), it will register the resale of the securities held by New Mountain and MidOcean upon their request, as follows:

  •
  Strayer will not register the resale of securities more than two times;

  •
  Strayer will not register the resale of securities more than once during any six-month period; and

  •
  the aggregate offering price of the resale of securities must be at least $10 million.

        However, if it is eligible to use the short-form registration statement, Form S-3, New Mountain and MidOcean will also have the right to request registration on that form two times during any one year for a "shelf" registration permitted by Rule 415 under the Securities Act. A majority of the holders of the securities originally issued to New Mountain and MidOcean is required to request the "shelf" registration.

        If Strayer's board of directors determines that filing a requested registration statement would result in a disclosure of information that would materially and adversely affect any proposed or pending material transaction, Strayer may delay the registration. No postponement may exceed 90 days and all postponements shall not exceed 120 days in the aggregate in any 12-month period.

        Strayer may register securities for its own account or for the account of other stockholders in a registration requested by New Mountain and MidOcean, so long as the inclusion of additional securities does not reduce the amount of securities that may be sold by New Mountain and MidOcean.

        Securities registrable under the Registration Rights Agreement include the Series A Preferred Stock, the common stock and other securities, if any, issuable upon conversion of the Series A Preferred Stock, the common stock, if any, purchased by New Mountain and MidOcean in accordance with the option granted to them by our former chief executive officer and majority stockholder, and any securities issued to them in accordance with their preemptive rights.

  Piggy-Back Registration

        Under the Registration Rights Agreement, the institutional selling stockholders have unlimited piggy-back registration rights. Piggy-back registration means the rights of the holders of the registration rights to include their shares in a registration filed by Strayer for its own account or in a registration Strayer has filed upon the request of other stockholders.

  Expenses

        Except as described in the letter agreement among Strayer, New Mountain and MidOcean (see "—February 2004 Letter Agreement"), Strayer will bear all the expenses of the registration, other than any fees and disbursements of the underwriters that are customarily borne by selling stockholders and all underwriting discounts, commissions and transfer taxes relating to the securities sold by the selling stockholders.

  February 2004 Letter Agreement

        On February 3, 2004, we entered into a letter agreement with New Mountain and MidOcean that clarified our understanding of certain of the terms of our Series A Preferred Stock. Under the agreement, we confirmed our understanding that, in determining the number of shares of common stock issuable in connection with any conversion of the Series A Preferred Stock, dividends accrue on a daily basis up to but excluding the date of conversion. As part of the agreement, we agreed to pursue all necessary regulatory approvals that are required in connection with sales of New Mountain's and MidOcean's shares, including the shares of common stock being sold pursuant to this prospectus. New Mountain and MidOcean agreed to pay our expenses in connection with obtaining these approvals and in connection with this offering up to $850,000. Under the agreement, we have also granted, subject to customary confidentiality restrictions and restrictions on use, certain limited information rights to New Mountain, for so long as the shares constituting its original investment in Strayer that remain beneficially owned by New Mountain represent at least 5% of our common stock determined on an as-converted basis.

  Indemnification

        Strayer has agreed to indemnify the institutional selling stockholders against any losses, including fees and other expenses, which may arise out of an untrue statement or an omission of a material fact in any registration statement, other than untrue statements or omissions of material facts made in or omitted from the registration statement made in reliance on written information furnished by the institutional selling stockholders to Strayer for use in the registration statement. Each institutional selling stockholder, severally and not jointly, has agreed to indemnify Strayer against any losses that may arise out of any untrue statement or omissions of material facts made in or omitted from the registration statement in reliance on written information furnished by the institutional selling stockholders to Strayer for use in the registration statement. The amounts owed by the institutional selling stockholders under this indemnification obligation shall not exceed the proceeds the institutional selling stockholders received from the sale of securities under the registration statement.

  Transferability of Registration Rights

        The institutional selling stockholders may freely transfer the registration rights to any of their affiliates. The institutional selling stockholders may also transfer the registration rights to any other person to whom the institutional selling stockholders or their affiliates transfer shares of Series A Preferred Stock or the common stock into which the Series A Preferred Stock converts having an aggregate purchase price or liquidation amount of at least $10 million.

Other Terms of Series A Preferred Stock

  Corporate Governance

        Pursuant to the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock are initially entitled to elect one-half of the members of Strayer's board of directors. The percentage of Strayer's board of directors that the holders of the Series A Preferred Stock may elect decreases as the number of shares of Series A Preferred Stock outstanding decreases in the following manner:

% of Series A Preferred Stock Originally Issued Still Outstanding	% or Number of Directors
90% and above	50%
50% to 89.9%	40%
25% to 49.9%	25%
10% to 24.9%	one member
0% to 9.9%	none

        So long as at least 10% of the Series A Preferred Stock originally issued remains outstanding, each committee of the board of directors, the board of directors of any subsidiary of Strayer and each committee of any such subsidiary's board of directors shall include a proportionate number of directors nominated by the holders of the Series A Preferred Stock.

        Pursuant to the terms of the Series A Preferred Stock, Strayer's board of directors includes four members elected by the preferred stockholders: Steven B. Klinsky, David A. Coulter, Robert R. Grusky and J. David Wargo. Following the completion of this offering, approximately 18.4% of the Series A Preferred Stock originally issued will remain outstanding (assuming no exercise of the underwriters' over-allotment option). Accordingly, the number of members of the board of directors that the holders of the Series A Preferred Stock are entitled to elect will be reduced to one. As a result, in connection with this offering, the institutional selling stockholders have agreed that following the completion of this offering, three of the members of the board of directors elected by the holders of the Series A Preferred Stock will resign from the board of directors. However, upon such resignation such directors will be reappointed to the board of directors to serve as common stock directors until the next annual stockholders meeting. New Mountain and MidOcean have agreed that New Mountain, acting alone, shall be entitled to elect all of the members of the board directors entitled to be elected by New Mountain and MidOcean pursuant to the terms of the Series A Preferred Stock.

        In addition, in the event that Strayer fails to pay the redemption price for the Series A Preferred Stock in connection with a proper redemption request in an amount at least equal to $30 million, the holders of the Series A Preferred Stock will be able to elect a majority of Strayer's board of directors until the redemption price is paid.

        Any significant changes in Strayer's ownership and control could require Department of Education or other regulatory agency approval.

        In addition to any other board of directors or stockholder action that may be required, for so long as the selling stockholders own shares of Series A Preferred Stock and/or shares of common stock representing (on an as-converted basis) at least 50% of the Series A Preferred Stock originally issued to the selling stockholders, the approval of a majority of the directors elected by the holders of the Series A Preferred Stock will be required in order for Strayer to take certain actions, including:

  •
  Any authorization or issuance, reclassification, repurchase, redemption or other acquisition of any of our equity securities or any rights, warrants, options or other securities exercisable for or convertible into any equity securities;

  •
  Any issuance or incurrence of indebtedness that would result in Strayer having in excess of an aggregate of $25 million of indebtedness outstanding;

  •
  Any liquidation, dissolution, winding up or reorganization of Strayer;

  •
  Any transaction or series of related transactions involving a change of control or the sale of all or substantially all of Strayer's equity or assets, or any acquisition, disposition or other business combination involving consideration in excess of $20 million;

  •
  Any amendment to Strayer's charter or bylaws; and

  •
  The removal or replacement of, or the establishment of the level or form of compensation payable to, Strayer's chief executive officer, chief operating officer or chief financial officer.

  Preemptive Rights

        So long as the institutional selling stockholders own shares of Series A Preferred Stock and/or shares of common stock representing (on an as-converted basis) at least 50% of the shares of the Series A Preferred Stock originally issued to the institutional selling stockholders, the institutional selling stockholders have the right to purchase their pro rata portion of new equity securities that Strayer issues, other than certain exempt issuances.

Options

        As of December 31, 2003, there were 1,131,667 shares of our common stock issuable upon exercise of outstanding stock options, of which options to purchase 506,662 shares are exercisable and options to purchase 625,005 shares are currently not exercisable, and 334,405 shares of our common stock reserved for future issuance under our existing stock option plan. The outstanding options have a weighted average life of 4.4 years and a weighted average exercise price of $41.05 per share.

Nasdaq Shareholder Approval Rules

        The requirements of Nasdaq, which will apply so long as our common stock remains traded on Nasdaq, require stockholder approval of certain issuances of stock equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock.

Authorized But Unissued Capital Stock

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Charter And Bylaw Provisions

        Stockholders' rights and related matters are governed by Maryland law and Strayer's charter and its bylaws. Certain provisions of Strayer's charter and bylaws, which are summarized below, may make it more difficult to change the composition of Strayer's board of directors and may discourage or make more difficult any attempt by a person or group to obtain control of Strayer.

Voting Requirements

        Strayer's charter may not be amended without the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, voting as a single voting group. Strayer's bylaws may be amended either by the affirmative vote of a majority of all votes entitled to be cast generally in the election of directors, voting as a single group, or by an affirmative vote of a majority of Strayer's directors then holding office, unless the stockholders prescribe that any such bylaw may not be amended or repealed by the board of directors.

Special Meetings

        Under Strayer's bylaws, special meetings of the stockholders may be called by stockholders only if such stockholders hold outstanding shares representing at least 25% of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.

Limitation of Liability

        Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer shall be liable to the corporation or to any stockholder for money damages except to the extent that:

  •
  it is proved that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or

  •
  a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Strayer's charter has incorporated the provisions of this law limiting the liability of directors and officers.

        Strayer's bylaws require it to indemnify:

  •
  any present or former director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection with the proceeding; and

  •
  any present or former director or officer against any claim or liability unless it is established that:

  •
  his act or omission was committed in bad faith or was the result of active or deliberate dishonesty;

  •
  he actually received an improper personal benefit in money, property or services; or

  •
  in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful.

        In addition, Strayer's bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to a proceeding by reason of his service as a director or officer provided that Strayer shall have received:

  •
  a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Strayer as authorized by the bylaws; and

  •
  a written understanding by or on his behalf to repay the amount paid or reimbursed by Strayer if it shall ultimately be determined that the standard of conduct was not met.

        Strayer's bylaws also:

  •
  provide that any indemnification or payment or reimbursement of the expenses permitted by the bylaws shall be furnished in accordance with the procedures provided for indemnification and payment of expenses under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations; and

  •
  permit Strayer to provide directors, officers and stockholders such other and further indemnification or payment or reimbursement of expenses as may be permitted under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations.

Corporate Anti-Takeover Provisions

        Strayer has elected to include provisions in its charter exempting it from the application of the Maryland business combination statute and control share acquisition statute.

Transfer Agent And Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Listing

        Strayer's common stock is traded on The Nasdaq National Market under the symbol "STRA."

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated    , the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., Legg Mason Wood Walker, Incorporated, Lehman Brothers Inc. and Thomas Weisel Partners LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Legg Mason Wood Walker, Incorporated
Lehman Brothers Inc.
Thomas Weisel Partners LLC

Total	3,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders (other than the Trust) have granted to the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The options may be exercised only to cover any over-allotments of common stock. See "Selling Stockholders" for additional information.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                      per share. The underwriters and selling group members may allow a discount of $                      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation the selling stockholders will pay and the estimated expenses we will pay. New Mountain and MidOcean have agreed to reimburse certain of our expenses in connection with this offering.

	Per Share		Total
Allotment	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by us	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, for a period of 90 days after the date of this prospectus, except that such restrictions shall not apply to (1) our ability to grant employee or director stock options pursuant to the terms of a plan in effect on the date of this prospectus, (2) the issuance of common stock pursuant to the exercise of such options or upon conversion of our outstanding preferred stock or (3) the issuance of common stock pursuant to our existing employee stock purchase or dividend reinvestment plans.

        Subject to certain exceptions, our directors and certain of our executive officers as well as New Mountain and MidOcean have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, for a period of 90 days after the date of this prospectus; except that the executive officers may dispose of common stock or other securities acquired in connection with any intra-fund transaction or reallocation pursuant to the terms of any of our employee benefit plans, acquired in connection with the exercise of any outstanding option to acquire our common stock or our other securities that expires during this 90-day period, following the termination of the executive officer's employment with us or pursuant to the terms of the underwriting agreement.

        We and the selling stockholders have agreed to indemnify the underwriters against some liabilities under the Securities Act or to contribute to payments which the underwriters may be required to make in that respect.

        J.P. Morgan Securities Inc., one of the underwriters, may be deemed to be our affiliate. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Deals, Inc. Conduct Rules. David A. Coulter, a director of Strayer, is a Vice Chairman of J.P. Morgan Chase & Co. J.P. Morgan Chase & Co. is the parent of one of the underwriters, J.P. Morgan Securities Inc.

        Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the lender under one of our undrawn credit facilities. Banc of America Securities LLC and the other underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

        Our common stock is traded on The Nasdaq National Market under the symbol "STRA."

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option—a naked short position—the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers, as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal advisors with respect to the tax consequence of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock to be sold in the offering will be passed upon for us by our special Maryland counsel, Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters in connection with the offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The underwriters are represented by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements incorporated in this registration statement on Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the SEC which you can read at the SEC's website at http://www.sec.gov or on our website at www.strayereducation.com. You can also read these documents at the SEC's public reference room, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.

        We have filed a registration statement with the SEC on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's website and public reference facilities. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

        This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

  •
  Our Current Report on Form 8-K, dated February 3, 2004.

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed on July 18, 1996.

        We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

        You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC through the SEC's website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone as described above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses payable by the registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee and the NASD fee. New Mountain and MidOcean have agreed to reimburse us for certain expenses incurred in connection with this offering.

SEC registration fee	$49,259
NASD Fee	$30,500
Printing fees	$25,000
Legal fees and expenses	$250,000
Accounting fees and expenses	$75,000
Miscellaneous fees and expenses	$70,241

Total	$500,000

Item 15. Indemnification of Directors and Officers.

        Strayer's charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of Strayer shall have any liability to Strayer or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Strayer's charter and bylaws provide that it shall indemnify and advance expenses to its currently acting and former directors and officers to the fullest extent permitted by the Maryland General Corporation Law and that Strayer shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

        Strayer's charter and bylaws provide that it will indemnify its directors and officers and may indemnify employees or agents of Strayer to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Strayer. In addition, Strayer's charter provides that its directors and officers will not be liable to stockholders for money damages, except in limited instances. However, nothing in Strayer's charter or bylaws protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Maryland General Corporation Law provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

        The form of underwriting agreement, filed as Exhibit 1.1 hereto, contains provisions by which, under identified circumstances, the underwriters agree to indemnify the registrant and each officer, director and controlling person of the registrant against certain liabilities.

Item 16. Exhibit Index.

Exhibit Number	Description of Exhibits
1.1*	Underwriting Agreement
4.1	Amended Articles of Incorporation of Strayer Education, Inc. (incorporated by reference to Strayer Education, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-21039))
5.1*	Opinion of Hogan & Hartson L.L.P.
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5.1)
24.1†	Power of Attorney (included on the signature pages)

*
Filed herewith.

†
Previously filed.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  •
  For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  •
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  •
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  •
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, State of Virginia, on the 25th day of February, 2004.

STRAYER EDUCATION, INC.
By:	/s/ ROBERT S. SILBERMAN
Name:	Robert S. Silberman
Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons on behalf of Strayer Education, Inc. in the capacities indicated on the 25th day of February, 2004.

Signature	Title

/s/ ROBERT S. SILBERMAN Robert S. Silberman	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ MARK C. BROWN Mark C. Brown	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Dr. Charlotte F. Beason	Director
* William E. Brock	Director
* David A. Coulter	Director
* Gary Gensler	Director
* Robert R. Grusky	Director
* Robert L. Johnson	Director

* Steven B. Klinsky	Director
* Todd A. Milano	Director
* G. Thomas Waite, III	Director
* J. David Wargo	Director
By:	/s/ STEVEN A. MCARTHUR Steven A. McArthur Attorney-in-Fact

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Company Summary
Industry Background And Outlook
Company Strengths
Company Strategy
2001 Recapitalization
General
The Offering
Summary Consolidated Financial And Other Data
RISK FACTORS
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibit Index.
  Item 17. Undertakings.
SIGNATURES